Form 10-K, Exhibit 13
period 1994-04-30
RYKOFF SEXTON INC
filed 1994-07-29
CIK 85973

                                                             EXHIBIT 13



                     INCORPORATION OF 1994 ANNUAL REPORT
                               TO SHAREHOLDERS

                     -----------------------------------




D I V I D E N D   R E C O R D

At its meeting of March 8, 1993, the Board of Directors suspended the payment of dividends. In fiscal 1993, cash dividends per share for the first three quarters were $.15, $.10 and $.075, respectively. For each quarter in 1992, cash dividends per share were $.15.


S T O C K   P R I C E   D A T A

Market Price of Common Stock

The following table sets forth the closing high and low market prices per share of Rykoff-Sexton, Inc.'s common stock. The Company's common stock is listed on the New York Stock Exchange (Symbol RYK).



Fiscal Year              1994                  1993                  1992
- - -----------        ----------------      ----------------      ----------------
                    Low       High        Low       High        Low       High
                   ------    ------      ------    ------      ------    ------
First quarter      13 3/4    16 1/8      15 3/4    18 5/8      18        22 7/8
Second quarter     15 5/8    18 5/8      15        19 1/2      18 5/8    23 7/8
Third quarter      18 1/4    22 1/4      14 3/8    17 7/8      17        20 3/8
Fourth quarter     18 3/8    22          13 3/4    17 7/8      17 1/2    21 1/8
                   ------    ------      ------    ------      ------    ------


The Company estimates that there are approximately 4,300 shareholders, including those through nominees, as of June 1994.

                                                                      EXHIBIT 13


TEN YEAR SUMMARY OF OPERATIONS AND FINANCIAL HIGHLIGHTS

Fiscal Year                                                                 1994                 1993                 1992
(Dollars in thousands, except per share data)                         (52 WEEKS)           (52 weeks)           (53 weeks)
                                                                      ----------           ----------           ----------
Net sales                                                             $1,524,672           $1,488,072           $1,519,010
Gross profit                                                             347,295              344,195              365,377
Warehouse, selling, general and administrative expenses                  321,682              331,023              337,651
Interest expense                                                          13,239               13,442               11,050
Income (loss) before provision (benefit) for income taxes,
    extraordinary item and change in accounting (5)                       12,374              (31,270)              16,676
Provision (benefit) for income taxes
   Federal (1)                                                             3,886              (10,162)               5,157
   State                                                                   1,126               (1,416)               1,513
Income (loss) before extraordinary item and change
   in accounting (5)                                                       7,362              (19,692)              10,006
Net income (loss) (5) (6)                                                  5,918              (18,960)              10,006
Earnings (loss) per share (2)
   Income (loss) before extraordinary item and change
      in accounting (5)                                               $      .63           $    (1.69)          $      .86
Net income (loss) (5) (6)                                                    .51                (1.63)                 .86
Cash dividends                                                                --                3,771                6,951
Cash dividends per share (3)                                          $       --           $     .325           $      .60
Average shares outstanding (2)                                            11,681               11,606               11,617
                                                                      ----------           ----------           ----------
Total assets                                                          $  486,679           $  461,394           $  482,556
Working capital                                                          159,931              150,505              163,234
Current ratio                                                              2.1:1                2.1:1                2.2:1
Long-term debt (4)                                                       151,227              144,669              139,333
Shareholders' equity                                                     173,307              166,704              189,703
Shareholders' equity per share (2)                                    $    14.89           $    14.38           $    16.36
Common shares outstanding (2)                                             11,637               11,592               11,598
                                                                      ==========           ==========           ==========

(1) Investment tax credits and other tax credits have been recorded as reductions of the provision for income taxes. In the 10-year period ended April 30, 1994, such credits approximated $893,000 in 1986 and $822,000 in 1985. No significant amounts were available in 1994 to 1987.

(2) Adjusted to reflect a stock split in the form of 25% stock dividend distributed on January 16, 1989. When convertible subordinated debentures were outstanding, fully diluted earnings per share were $.90 in 1987, $.97 in 1986 and $1.26 in 1985.

          1991           1990           1989           1988           1987           1986           1985
    (52 weeks)     (52 weeks)     (52 weeks)     (52 weeks)     (52 weeks)     (53 weeks)     (52 weeks)
    ----------     ----------     ----------     ----------     ----------     ----------     ----------
    $1,461,620    $1,407,093     $1,295,547     $1,143,275     $1,081,648     $1,037,272      $ 852,951
       350,961       343,220        308,503        278,021        261,009        245,133        201,442
       318,645       313,826        266,980        240,798        232,582        218,924        171,792
         9,279        10,571          7,174          9,018         11,920         10,425          8,606

        23,037        18,823         34,349         29,222         16,507         15,784         21,044

         7,120         5,818         10,406          9,644          6,759          5,668          7,984
         2,094         1,712          3,322          3,214          1,747          1,465          1,851

        13,823        11,293         20,621         16,364          8,001          8,651         11,209
        13,823        11,293         20,621         16,364          8,001          8,651         11,209


    $     1.19    $      .96     $     1.75     $     1.53     $      .92     $      .99      $    1.43
          1.19           .96           1.75           1.53            .92            .99           1.43
         6,968         7,069          6,740          5,655          4,166          3,986          3,235
    $      .60    $      .60     $     .572     $     .512     $      .48     $      .46      $     .40
        11,612        11,791         11,788         10,697          8,743          8,725          7,810
    ----------    ----------     ----------     ----------     ----------     ----------      ---------
    $  405,236    $  406,609     $  397,969     $  325,762     $  307,175     $  301,724      $ 225,157
       165,441       171,506        176,526        165,902        154,475        143,293        103,843
         2.4:1         2.6:1          2.8:1          3.2:1          3.3:1          2.9:1          2.7:1
        91,028       107,201        110,866         77,777        138,339        131,253         73,999
       185,863       180,422        178,605        163,863         94,463         90,560         85,799
    $    16.08    $    15.49     $    15.13     $    13.92     $    10.88     $    10.44       $   9.91
        11,560        11,649         11,808         11,770          8,681          8,674          8,654
    ----------    ----------     ----------     ----------     ----------     ----------       --------


(3) The cash dividends per share amounts have been adjusted to give effect to the 25% stock dividend discussed in note (2). The cash dividends per share, based on the number of shares outstanding as of the dates of the cash dividends, were $.64 for 1988, $.60 for 1987, $.575 for 1986 and $.50 for 1985.

(4) Included in long-term debt are convertible subordinated debentures in the amount of $60,000,000 in 1987, 1986 and 1985, and obligations under capital leases of $944,000, $1,340,000, $1,744,000, $2,129,000, $2,791,000, and
$3,501,000 for 1990, 1989, 1988, 1987, 1986 and 1985, respectively.

(5) For 1993, this item includes a one-time pretax restructuring charge of $31 million.

(6) For 1994, this item includes the write-off of deferred finance costs of $2,447,000 ($1,444,000, net of income tax benefit of $1,003,000 or $.12 per share); for 1993, the cumulative effect of a change in accounting for income taxes for $732,000 or $.06 per share; and, for 1992, a provision for litigation settlement of $4,350,000 ($2,610,000, net of income tax benefit of $1,740,000 or $.23 per share).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Management's discussion and analysis of the Company's results of operations and financial condition includes the accompanying consolidated financial statements and notes thereto and the following additional information.

Results of Operations
   For the fiscal year ended April 30, 1994, the Company's sales were $1.525 billion, an increase of $36.6 million or 2.5% over the prior year. This sales growth resulted from the introduction of new product lines and new sales and marketing programs, and was achieved despite the closure of several inefficient operations, and the adverse effects of the Los Angeles earthquake and severe winter weather in the Midwest and East. For the fiscal year ended May 1, 1993, sales declined $30.9 million or 2.0% from fiscal 1992. This decrease was due to the effect of an additional week of operations in fiscal 1992, elimination of a few selected customer accounts, closure of five small operations and continued weak market conditions, particularly in California where the Company has a high concentration of business. Inflation was approximately 1.0% in fiscal 1994 and was not a significant factor in fiscal 1993; however, sales in fiscal 1992 reflected overall price deflation of approximately 2.0%.

   The gross profit margin for fiscal 1994 declined to 22.8% from 23.1% in fiscal 1993 primarily because of the introduction of new product lines, changes in customer mix and aggressive new sales and marketing programs. The gross profit margin for fiscal 1993 declined to 23.1% from 24.1% in fiscal 1992 because of customer and product mix changes, as well as lower prices that were due, in part, to the competitive environment.

   Warehouse, selling, general and administrative expenses decreased $9.3 million or 2.8% to $321.7 million in fiscal 1994 from fiscal 1993, primarily because of the Company's progress in containing costs and improving operating efficiencies under its Project RESULTS program. For fiscal 1993, warehouse, selling, general and administrative expenses decreased $6.6 million or 2.0% to $331.0 million from fiscal 1992. This decrease reflected the effect of the extra week of operations and a non-recurring charge of $4.3 million related to the settlement of litigation in fiscal 1992, which is more fully described in
Note 12 to the accompanying consolidated financial statements. In fiscal 1993, an additional provision of $1.4 million was recorded primarily for bad debts on two large accounts that filed for bankruptcy protection. After excluding the effects of the additional provision of $1.4 million in fiscal 1993, the extra week of operations and the litigation settlement in fiscal 1992, the Company's operating expenses for fiscal years 1993 and 1992 were comparable. As a percentage of sales, the Company's operating expenses decreased to 21.1% in fiscal 1994 from 22.2% in fiscal 1993 and 1992.

   Interest expense for fiscal years 1994 and 1993 was comparable at $13.2 million and $13.4 million, respectively. In fiscal 1993, interest expense increased by $2.4 million from 1992 due to increased interest rates associated with the sale of $100 million of 8.60% senior notes in April 1992 and increased borrowings during the year.

   In fiscal 1993, the Company provided for a one-time restructuring charge of $31.0 million for a business reorganization. This charge included provisions for facility closures, relocation of distribution centers into more efficient facilities, consolidation of the Company's two distribution divisions, workforce reductions and the implementation of new warehouse and transportation systems throughout the Company. Management believes that these changes, which have been part of the Company's Project RESULTS program, will improve the Company's operating performance, although there can be no assurances that these changes will have such an effect. On an ongoing basis, management also considers strategic acquisitions and divestitures.

   Effective May 2, 1992, the Company adopted SFAS 109 "Accounting for Income Taxes," which is more fully described in Note 1 to the accompanying financial statements. The effective income tax rate for fiscal 1994 was 40.5% as compared to the effective income tax benefit rate of 37.0% in fiscal 1993, and the effective tax rate of 40.0% in fiscal 1992. The 1993 effective tax benefit rate was impacted by valuation allowances which were established to reflect the expected effect on income taxes of the one-time restructuring charge. The cumulative positive effect of the change in the method of accounting for income taxes for fiscal 1993 was $732,000, or $.06 per share.

   Income before extraordinary item and change in accounting rose to $7.4 million in fiscal 1994 from a loss of $19.7 million in fiscal 1993. This improvement resulted from the sales gains and operating expense reductions that were achieved in fiscal 1994 and also reflects the impact of the restructuring charge in the prior year. For fiscal 1993, the $19.7 million loss before the change in accounting for income taxes represented a decrease of $29.7 million from fiscal 1992, which was due primarily to the one-time restructuring charge and reduced gross profit margins.

   The extraordinary item in fiscal 1994 of $1.4 million, net of tax benefit, resulted from the write-off of deferred finance costs associated with early retirement of the Company's 8.60% senior notes and its outstanding senior indebtedness under a prior bank credit facility as more fully described in Note 2 to the accompanying consolidated financial statements.

Liquidity and Capital Resources
   Cash provided by operating activities in fiscal 1994 was $31.2 million as compared to $41.0 million in fiscal 1993. This decrease was due mainly to cash expended for the previously provided restructuring charge. Additionally, increases in net income, accounts payable, accruals and deferred taxes did not fully offset increases in accounts receivable and inventories.

   For fiscal 1994 and 1993, cash flows used in investing activities consisted of capital expenditures of $37.5 million and $29.4 million, respectively. The increase in fiscal 1994 is due primarily to expenditures for the construction of the new manufacturing plant for Tone Brothers, Inc. In April 1994, the Company also entered into an equipment sale and leaseback arrangement with various lessors, which generated proceeds of $16.1 million.

   The Company borrows on a regular basis in order to fund its ongoing operations. In November 1993, the Company issued $130 million principal amount of 8 7/8% Senior Subordinated Notes (the "8 7/8% Notes") and concurrently obtained from a bank, a new $100 million credit line and $15 million letter of credit facility, which was subsequently increased to $20 million (the "Credit Facility"). The proceeds from the issuance of the 8 7/8% Notes, together with borrowings under the Credit Facility, were used to retire $128.1 million principal amount of 8.60% senior notes and outstanding senior indebtedness under the prior bank credit facility. In fiscal 1993, the Company used cash from operations, together with borrowings of $15.0 million under its credit line, to make principal payments of $9.7 million on certain of its 8.60% senior notes and other long-term debt, to repay short-term borrowings of $20.0 million and to pay dividends of $3.8 million.

   Working capital was $159.9 million with a current ratio of 2.1:1 at April 30, 1994 as compared to working capital of $150.5 million with a current ratio of 2.1:1 at May 1, 1993. On April 30, 1994, current assets were approximately 63% of the total assets of the Company.

   The Company plans to relocate its Los Angeles distribution branch to a new facility in fiscal 1995. The cost of this new facility is estimated to be $45.0 million. The Company is considering various alternatives for financing this facility, but is initially funding the construction under its Credit Facility.

   At its meeting of March 8, 1993, the Board of Directors suspended the payment of dividends on the Company's common stock. The last quarterly cash dividend in the third quarter of fiscal year 1993 was $.075 per share. Under the Credit Facility, the Company is restricted from declaring dividends in excess of 10% of Consolidated Net Earnings, as defined, in fiscal 1994. In fiscal 1995 and beyond, it cannot declare dividends in any fiscal year in excess of the sum of Consolidated Net Earnings Available for Restricted Payments, plus the Fixed Charge Coverage Amount, as defined.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended                                                     APRIL 30,              May 1,                May 2,
                                                                     1994                1993                  1992
(Dollars in thousands, except per share data)                  (52 WEEKS)          (52 weeks)            (53 weeks)
                                                               ----------          ----------            ----------
Net sales                                                      $1,524,672          $1,488,072            $1,519,010
Cost of sales                                                   1,177,377           1,143,877             1,153,633
                                                               ----------          ----------            ----------
Gross profit                                                      347,295             344,195               365,377
Warehouse, selling, general and administrative expenses           321,682             331,023               337,651
Restructuring costs                                                    --              31,000                    --
                                                               ----------          ----------            ----------
Income (loss) from operations                                      25,613             (17,828)               27,726
Interest expense                                                   13,239              13,442                11,050
                                                               ----------          ----------            ----------
Income (loss) before provision (benefit) for income
   taxes, extraordinary item and change in accounting              12,374             (31,270)               16,676
Provision (benefit) for income taxes                                5,012             (11,578)                6,670
                                                               ----------          ----------            ----------
Income (loss) before extraordinary item and change
   in accounting                                                    7,362             (19,692)               10,006
Extraordinary item, net of income taxes                            (1,444)                 --                    --
Cumulative effect of change in accounting for income taxes             --                 732                    --
                                                               ----------          ----------            ----------
Net income (loss)                                              $    5,918          $  (18,960)           $   10,006
                                                               ----------          ----------            ----------
Earnings per share
   Income (loss) before extraordinary item and change
      in accounting                                            $      .63          $    (1.69)           $      .86
   Extraordinary item                                                (.12)                 --                    --
   Change in accounting for income taxes                               --                 .06                    --
                                                               ----------          ----------            ----------
   Net income (loss)                                           $      .51          $    (1.63)           $      .86
                                                               ==========          ==========            ==========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended                                                         APRIL 30,                May 1,                  May 2,
                                                                         1994                  1993                    1992
(Dollars in thousands)                                             (52 WEEKS)            (52 weeks)              (53 weeks)
- - ----------------------                                             ----------            ----------              ----------
Cash flows from operating activities
   Net income (loss)                                                $   5,918              $(18,960)              $  10,006
   Adjustments to reconcile net income to net cash
      provided by operating activities
   Extraordinary item                                                   1,444                    --                      --
   Cumulative effect of change in accounting for
      income taxes                                                         --                  (732)                     --
   Noncash restructuring costs                                             --                18,250                      --
   Depreciation and amortization                                       23,678                23,422                  23,511
   Increase (decrease) in deferred income taxes                           912                (6,619)                    511
   Changes in assets and liabilities
      (Increase) decrease in accounts receivable                      (10,683)                8,812                  (6,985)
      (Increase) decrease in inventories                               (8,359)               13,101                  (8,658)
      (Increase) in prepaid expenses                                     (994)               (5,878)                 (1,767)
      Increase in accounts payable and accrued liabilities             19,313                 9,633                   5,142
                                                                    ---------              --------               ---------
      Net cash provided by operating activities                        31,229                41,029                  21,760
                                                                    ---------              --------               ---------
Cash flows used in investing activities
   Capital expenditures                                               (37,497)              (29,387)                (78,374)
   Proceeds from sale and leaseback transaction                        16,078                    --                      --
                                                                    ---------              --------               ---------
      Net cash (used) in investing activities                         (21,419)              (29,387)                (78,374)
                                                                    ---------              --------               ---------
Cash flows from financing activities
   Increase under credit line                                           6,000                15,000                  70,000
   Principal payments of long-term debt                                  (282)                 (320)               (122,173)
   Issuance of 8 7/8% Senior Subordinated Notes                       128,943                    --                      --
   Issuance (repayment) of 8.60% Senior Notes                        (137,500)               (9,375)                100,000
   Proceeds from (repayment of) short-term borrowings                      --               (20,000)                 20,000
   Payment of finance costs                                            (6,000)                   --                      --
   Issuance of common stock                                               685                    17                     786
   Dividends paid                                                          --                (3,771)                 (6,951)
   Purchase of treasury stock                                              --                  (285)                     (1)
                                                                    ---------              --------               ---------
      Net cash provided (used) in financing activities                 (8,154)              (18,734)                 61,661
                                                                    ---------              --------               ---------
Net increase (decrease) in cash and cash equivalents                    1,656                (7,092)                  5,047
Cash and cash equivalents at beginning of year                          7,605                14,697                   9,650
                                                                    ---------              --------               ---------
Cash and cash equivalents at end of year                            $   9,261              $  7,605               $  14,697
                                                                    =========              ========               =========
Supplemental disclosures of cash flow information
   Cash paid during the year for
      Interest                                                      $   9,629              $ 13,681               $  10,713
      Income taxes                                                      1,916                 1,670                   6,777
                                                                    =========              ========               =========


The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

                                                                                    APRIL 30,             May 1,
(Dollars in thousands)                                                                   1994               1993
                                                                                     --------           --------
                                       Assets
Current Assets
Cash and cash equivalents                                                            $  9,261           $  7,605
Accounts receivable, less reserves of $3,744 in 1994
   and $4,373 in 1993                                                                 146,132            135,449
Inventories                                                                           131,009            122,650
Prepaid expenses                                                                       18,620             15,724
                                                                                     --------           --------
   Total current assets                                                               305,022            281,428
                                                                                     --------           --------
Property, Plant and Equipment, at Cost
Land, buildings and improvements                                                      131,686            116,389
Transportation equipment                                                               43,804             45,178
Office, warehouse and manufacturing equipment                                         119,716            122,851
                                                                                     --------           --------
                                                                                      295,206            284,418
Less: accumulated depreciation and amortization                                       136,269            126,076
                                                                                     --------           --------
                                                                                      158,937            158,342
                                                                                     --------           --------
Other Assets, net                                                                      22,720             21,624
                                                                                     --------           --------
Total                                                                                $486,679           $461,394
                                                                                     ========           ========

                                                                                     APRIL 30,            May 1,
                                                                                         1994               1993
                                                                                     --------           --------
                                     Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                                                     $ 95,848           $ 80,547
Accrued payroll                                                                        11,411             10,664
Accrued liabilities                                                                    37,533             30,048
Current portion of long-term debt                                                         299              9,664
                                                                                     --------           --------
   Total current liabilities                                                          145,091            130,923
                                                                                     --------           --------
Non-Current Liabilities
Long-term debt, less current portion                                                  151,227            144,669
Deferred income taxes                                                                   7,320              4,848
Other long-term liabilities                                                             9,734             14,250
                                                                                     --------           --------
Shareholders' Equity
Preferred stock, $.10 par value
   Authorized - 10,000,000 shares; Outstanding - none                                      --                 --
Common stock, $.10 par value
   Authorized - 20,000,000 shares; Outstanding - 11,637,460
   shares in 1994 and 11,591,545 shares in 1993                                         1,194              1,189
Additional paid-in capital                                                             92,008             91,327
Retained earnings                                                                      84,726             78,808
                                                                                     --------           --------
                                                                                      177,928            171,324
Less: treasury stock, at cost                                                           4,621              4,620
                                                                                     --------           --------
                                                                                      173,307            166,704
                                                                                     --------           --------
Total                                                                                $486,679           $461,394
                                                                                     ========           ========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            Common Stock
                                            ------------
                                       Number of                     Additional          Treasury      Retained
(Dollars in thousands)                  Shares        Amount       Paid-in-capital         Stock       Earnings
                                       ----------     -------      ---------------       --------      --------
Balance, April 27, 1991                11,560,297      $1,184          $90,801           $(4,606)      $ 98,484
   Net income                                  --          --               --                --         10,006
   Cash dividends ($.60 per share)             --          --               --                --         (6,951)
   Stock options exercised                 39,663           4              782                --             --
   Treasury stock purchased                (2,000)         --               --                (1)            --
                                       ----------      ------          -------           -------       --------
Balance, May 2, 1992                   11,597,960       1,188           91,583            (4,607)       101,539
   Net loss                                    --          --               --                --        (18,960)
   Cash dividends ($.325 per share)            --          --               --                --         (3,771)
   Stock options exercised                  3,585           1               16                --             --
   Treasury stock purchased               (10,000)         --             (272)              (13)            --
                                       ----------      ------          -------           -------       --------
Balance, May 1, 1993                   11,591,545       1,189           91,327            (4,620)        78,808
   Net income                                  --          --               --                --          5,918
   Stock options exercised                 46,315           5              681                --             --
   Treasury stock purchased                 (400)          --               --                (1)            --
                                       ----------      ------          -------           -------       --------
 Balance, April 30, 1994               11,637,460      $1,194          $92,008           $(4,621)      $ 84,726
                                       ==========      ======          =======           =======       ========

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Line of Business
The Company manufactures and distributes food and related non-food products to various establishments in the foodservice industry.

Principles of Consolidation
The consolidated financial statements include the accounts of Rykoff-Sexton, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year
The Company's fiscal year ends on the Saturday closest to April 30. The fiscal year ended May 2, 1992 consisted of 53 weeks; all other fiscal years presented contain 52 weeks.

Earnings Per Share
Earnings per share of common stock has been computed based on the weighted average number of shares of common stock outstanding and diluted common share equivalents. The shares used in such calculations were 11,680,948 in 1994, 11,605,750 in 1993 and 11,617,435 in 1992.

Inventories
Inventories are priced at the lower of cost (first-in, first-out) or market, and include the cost of purchased merchandise and, for manufactured goods, the cost of material, labor and factory overhead.

Inventories are summarized as follows:

                                                      APRIL 30,       May 1,
(Dollars in thousands)                                     1994         1993
                                                      ---------     --------
Finished goods                                          $119,711    $110,618
Raw materials                                             11,298      12,032
                                                        --------    --------
                                                        $131,009    $122,650
                                                        ========    ========


Depreciation, Amortization, Retirement and Maintenance Policies
Depreciation is provided using the straight-line method, based upon the following estimated useful lives:

Buildings and improvements                                     15 to 40 years
Leasehold improvements                                          Life of lease
Transportation equipment                                         3 to 8 years
Office, warehouse and manufacturing equipment                   3 to 15 years
Software development costs                                            5 years

Cost of normal maintenance and repairs are charged to expense when incurred. Replacements or betterments of properties are capitalized. When assets are retired or otherwise disposed of, their cost and the applicable accumulated depreciation and amortization are removed from the accounts, and the resulting gain or loss is reflected in income.

Other Assets
Other assets are amortized on the straight-line method over the following periods:

Excess of cost over assets acquired                                   40 years
Noncompetition and consulting agreements                     Term of agreement
Leasehold interests                                              Life of lease
Deferred finance costs                                            Life of note
Placement allowances                                              1 to 3 years


Accumulated amortization of other assets was $10,420,000 and $16,259,000 as of April 30, 1994 and May 1, 1993, respectively.

Income Taxes
The Company changed its method of accounting for income taxes from the deferred method to the liability method required by "Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes," effective May 3, 1992. Income taxes for fiscal year 1992 have not been restated for this change. Under SFAS 109, a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation reserve, if necessary, so that the net tax benefits are recognized only to the extent that they will be realized.

The cumulative effect of adopting SFAS 109 as of May 3, 1992 was to increase net income by $732,000 and has been recorded in the accompanying consolidated statement of operations.

Deferred income taxes result from temporary differences in the recognition of revenue and expense items for tax and financial statement purposes.

Statement of Cash Flows
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Deferred Gain on Lease Transaction
The difference between the proceeds received and the net book value of assets sold is amortized over the term of the lease. In fiscal 1994, a deferred gain of $2,734,000 is included in the balance sheet under other long-term liabilities.

Capitalized Interest
The Company capitalizes interest costs as part of the cost of major asset construction projects. Capitalized interest was $964,000 in 1994 and $247,000 in 1993. No amounts were capitalized in 1992.

2.  EXTRAORDINARY ITEM
In November 1993, the Company refinanced its long-term debt through the issuance of $130 million principal amount of 8 7/8% Senior Subordinated Notes. The proceeds, together with borrowings under its new bank credit line, were used to retire $128.1 million principal amount of 8.60% Senior Notes and outstanding senior indebtedness under the prior bank credit facility. See Note 4 for further details. The early retirement of the 8.60% Senior Notes and the outstanding senior indebtedness under the prior bank credit facility resulted in an extraordinary item of $1.4 million, net of tax benefit of $1.0 million, associated with the write-off of deferred finance costs.

3.  RESTRUCTURING COSTS
During 1993, the Company recorded a restructuring charge of $31,000,000, or, on an after tax basis, of $19,530,000 or $1.68 per share. This charge was established to provide for a business reorganization which included facility closures, relocation of distribution centers into more efficient facilities, elimination of redundancies between the Company's two principal operating divisions, workforce reductions and the use of modern technology in warehousing and transportation.

4.  LONG-TERM DEBT AND BORROWING ARRANGEMENTS
The long-term debt of the Company as of April 30, 1994 and May 1, 1993 is summarized as follows:

(Dollars in thousands)                                        1994                 1993
- - ----------------------                                    --------             --------
8 7/8% Senior subordinated notes due in 2003,
   net of unamortized discount of $1,024                  $128,976             $     --
8.60% Senior notes due in 2002                                  --              100,000
8.60% Senior notes due in 1996                                  --               37,500
Bank credit agreement                                       21,000               15,000
Mortgage notes                                               1,189                1,280
Other                                                          361                  553
                                                          --------             --------
Total debt                                                 151,526              154,333
Less-current portion                                           299                9,664
                                                          --------             --------
Long-term debt, less current portion                      $151,227             $144,669
                                                          ========             ========


In November 1993, the Company issued $130 million principal amount of 8 7/8% Senior Subordinated Notes (the "8 7/8% Notes") due November 1, 2003 with interest payable semiannually commencing May 1, 1994. The 8 7/8% Notes were sold at a discount for an aggregate price of $128.9 million. Provisions of the 8 7/8% Notes include, without limitation, restrictions of liens, indebtedness, asset sales, and dividends and other restricted payments. The 8 7/8% Notes are redeemable at the option of the Company, in whole or in part, at 104.44% of their principal amount beginning November 1998, and thereafter at prices declining annually to 100% on and after November 2001. In addition, upon the occurrence of an event that constitutes a Change of Control (as defined in the indenture for such notes), each holder of the 8 7/8% Notes may require the Company to repurchase all or a portion of such holder's 8 7/8% Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of the repurchase. The 8 7/8% Notes are not subject to any sinking fund requirements.

Concurrently with the sale of the 8 7/8% Notes, the Company obtained a $100 million credit line expiring on August 31, 1996 and a $15 million letter of credit facility expiring on August 31, 1994 from its bank (the "Credit Facility"). The letter of credit facility was subsequently increased to $20 million of which $4 million was available as of April 30, 1994. Under the Credit Facility, the credit line is unsecured and bears interest based on the bank's reference rate, the interbank offshore rate, certificate of deposit rate or fixed rate at the option of the Company. The provisions of the Credit Facility include, without limitation, restrictions on secured indebtedness, asset sales, acquisitions or mergers and dividends. Under the Credit Facility, the Company is also required to meet certain financial tests which include, without limitation, those relating to the maintenance of a minimum net worth, minimum net tangible assets, a minimum fixed charge coverage ratio, a minimum tangible assets to funded debt ratio and a minimum current ratio (each as defined in the Credit Facility). In addition to customary provisions relating to events of default, the Credit Facility provides that an event of default will occur upon a Change of Control (as defined in the indenture for the 8 7/8% Notes).

The proceeds from the issuance of the 8 7/8% Notes, together with borrowings under the Credit Facility, were used to retire $128.1 million principal amount of 8.60% Senior Notes and outstanding senior indebtedness under the prior bank credit facility.

Scheduled aggregate annual payments of long-term debt are $299,000 for 1995, $190,000 for 1996, $21,043,000 for 1997, $47,000 for 1998, $52,000 for 1999 and
$130,919,000 thereafter.

Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt is $144,100,000 as of April 30, 1994.

5.  LEASE ARRANGEMENTS
The Company leases a substantial portion of its operating facilities and transportation equipment under long-term operating leases. Rental expense under operating leases for 1994, 1993 and 1992 was $19,930,000, $19,661,000 and
$19,413,000, respectively. The approximate minimum future rentals are payable as follows:

Fiscal Year                                               (Dollars in thousands)
- - -----------                                                --------------------
1995                                                                   $ 18,636
1996                                                                     16,061
1997                                                                     14,848
1998                                                                     12,004
1999                                                                     10,015
Thereafter                                                               46,832
                                                                       --------
Total minimum lease payments                                           $118,396
                                                                       ========

6.  INCOME TAXES
Effective May 3, 1992, the Company adopted "Statement of Financial Accounting Standards No. 109." Refer to Note 1, Accounting Policies, for a discussion of the effect of adopting this statement. In 1993, a restructuring charge was recorded. For tax purposes, this charge will become deductible when paid. A valuation allowance of $657,000 has been recognized to offset the deferred tax asset.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                  APRIL 30,              May 1,
(Dollars in thousands)                                 1994                1993
- - ----------------------                            ---------              ------
Deferred tax assets:
   Restructuring charges                           $  8,980            $ 11,477
   Self-insurance reserves                            2,792               2,230
   Allowance for bad debts                            1,430               1,723
   Accrued vacation pay                               1,470               1,491
   Food bank contributions                            1,216                  --
   Other                                              1,342                 500
   Valuation allowance                                 (657)               (861)
                                                   --------            --------
      Total deferred tax assets                      16,573              16,560
                                                   --------            --------
Deferred tax liabilities:
   Accelerated depreciation                         (11,180)            (10,968)
   Other                                             (1,611)             (1,240)
                                                   --------            --------
      Total deferred tax liabilities                (12,791)            (12,208)
                                                   --------            --------
Net deferred tax asset                             $  3,782            $  4,352
                                                   ========            ========

In fiscal 1994, the net deferred tax asset is comprised of $11,102,000 in prepaids and deferred income taxes of $7,320,000. In fiscal 1993, the net deferred tax asset is comprised of $9,200,000 in prepaids and deferred income taxes of $4,848,000.

The provision (benefit) for income taxes before extraordinary item and accounting change consists of the following:

(Dollars in thousands)                                       1994            1993          1992
                                                          -------        --------        ------
Current tax expense (benefit)
   Federal                                                $ 3,208        $   (770)       $5,054
   State                                                      892             339         2,013
                                                          -------        --------        ------
                                                            4,100            (431)        7,067
Deferred tax expense (benefit)
   Restructuring charges, net                               3,002         (10,616)           --
   Accelerated depreciation                                   (50)            414           394
   Fringe benefits                                         (1,110)           (254)         (832)
   Other, net                                                (930)           (691)           41
                                                          -------        --------        ------
                                                          $ 5,012        $(11,578)       $6,670
                                                          =======        ========        ======

The difference between the Federal income tax rate of 34.0% and the actual effective tax rate of 40.5% for fiscal 1994, 37.0% for fiscal 1993 and 40.0% for fiscal 1992 is due to state taxes, net of the Federal tax benefit and the effect of the valuation allowance in 1994 and 1993 discussed above.

7.  STOCK OPTION PLANS
The 1988 Stock Option and Compensation Plan (the "1988 Plan") authorizes the issuance of up to 1,125,000 shares of common stock. The 1988 Plan authorizes the issuance of various stock incentives to officers and employees, including options, stock appreciation rights, stock awards, restricted stock, performance shares and cash awards. Stock options allow for the purchase of common stock at prices determined by the Stock Option Committee except for incentive stock options, which must be purchased at prices not less than the fair market value at the date of grant. These options expire 10 years from the date of grant and are exercisable as defined by the Stock Option Committee.

Stock appreciation rights (SARs), which may be issued in conjunction with the grant of options, permit the optionee to receive shares of stock, cash or a combination of shares and cash measured by the difference between the option price and the market value of the stock on the date of exercise. Upon exercise of an SAR, the option is canceled. As of April 30, 1994, there were 39,064 SARs outstanding.

Restricted stock grants for 42,475 shares, 6,000 shares and 36,500 shares, in 1994, 1993 and 1992, respectively, were issued under the 1988 Plan. All of these shares vest ratably over a four-year period from their respective grant dates, except that with respect to the fiscal 1994 restricted stock grants, 39,475 shares will vest in full four years from their respective grant dates. Deferred compensation equivalent to the difference between the market value at date of grant and the option price was charged to additional paid-in-capital and is being amortized to compensation expense over the vesting period. The amounts amortized in fiscal 1994, 1993 and 1992 were $319,000, $394,000 and $467,000, respectively.

In fiscal 1994 and 1993, the Stock Option Committee awarded converging stock options of 60,000 and 300,000, respectively, to certain key members of management under the 1988 Plan at a purchase price of $35 per share. In fiscal year 1993, 100,000 of these options were canceled and 260,000 options were outstanding as of April 30, 1994. During the first five years of the options' ten-year term, the purchase price will be subject to reductions for each year that the company attains predetermined performance objectives. If the market price of the Company's common stock and the purchase price of the options converge during such first five years, the options will become immediately exercisable in full and the final purchase price will be set at the converging price for the remainder of the options' term. If the market price and the purchase price have not converged by the fifth anniversary of the grant date, the final purchase price of the options for the remainder of their term will be established at the purchase price in effect on the fifth anniversary. In such event, the options shall become exercisable in cumulative installments of 25% each year commencing on the sixth anniversary of the grant date. With respect to the 60,000 converging stock options granted in fiscal 1994, for purposes of determining the purchase price and certain other provisions, these options are deemed to have the same grant date as the converging stock options granted in fiscal 1993.

In addition to the 1988 Plan, the Company's 1980 Stock Option Plan (the "1980 Plan") authorized awards of stock options and stock appreciation rights; options expire 10 years from the date of grant and no further grants may be made under the 1980 Plan. The Company also maintains the 1993 Director Stock Option plan (the "1993 Director Plan") and the 1989 Director Stock Option Plan (the "1989 Director Plan") which authorizes the issuance of up to 100,000 and 50,000 shares of common stock, respectively. Under the 1993 Director Plan, each director who is not a full-time officer or employee of the Company will receive annually a non-qualified option to purchase 1,000 shares of common stock. Under the 1989 Director Plan, each director who is not a full-time officer or employee of the Company is eligible to receive a non-qualified stock option in lieu of a portion of such director's compensation for each plan year. Options under both plans expire 10 years from the date of grant.

During fiscal 1994, 1993 and 1992, the price range of options and grants exercised was $1.00 to $16.125 per share and the price of restricted shares purchased was $1.00 per share. As of April 30, 1994, the exercise price of options and grants outstanding under all the Company's stock option plans ranged from $1.00 to $35.00. Changes in the number of shares under all such stock option plans are summarized as follows:

                                                    1994              1993               1992
                                               ---------          --------            -------
Outstanding at beginning of year                 889,791           527,359            437,546
Granted                                          276,448           603,380            138,270
Exercised                                        (46,315)           (3,585)           (39,663)
Canceled and SARs exercised                      (94,950)         (237,363)            (8,794)
                                               ---------          --------            -------
Outstanding at year end                        1,024,974           889,791            527,359
                                               =========           =======            =======
Exercisable at end of year                       407,701           288,911            350,877
                                               =========           =======            =======
Available for grant at end of year               255,603           403,476            893,925
                                               =========           =======            =======

8.  PENSION AND PROFIT SHARING PLANS
The Company maintains non-contributory pension plans for its salaried, commissioned and certain of its hourly employees. Under the plans, the Company is required to make annual contributions that are determined by the plans' consulting actuary, using participant data that is supplied by the Company. It is the Company's policy to fund pension costs currently. Pension benefits are based on length of service and either a percentage of final average annual compensation or a dollar amount for each year of service.

Net pension expense for fiscal 1994, 1993 and 1992 are included in the following components:

(Dollars in thousands)                                                1994        1993        1992
- - ----------------------                                             -------     -------     -------
Service cost -- benefits earned during the period                  $ 4,079     $ 3,858     $ 3,666
Interest cost on projected benefit obligation                        4,094       3,704       3,393
Actual return on plan assets                                        (4,674)     (5,509)     (4,731)
Net amortization and deferral                                          238       1,871       1,803
                                                                   -------     -------     -------
Net pension expense                                                $ 3,737     $ 3,924     $ 4,131
                                                                   =======     =======     =======


The following table reconciles the pension plans' funded status to accrued expense as of April 30, 1994 and May 1, 1993:

(Dollars in thousands)                                                          1994        1993
- - ----------------------                                                      --------     -------
Market value of plan assets in equities and bonds                            $47,630     $47,484
                                                                             -------     -------
Actuarial present value of accumulated benefits:
Vested                                                                        34,686      34,935
Non-vested                                                                     2,483       2,523
Additional benefits based on estimated future salary levels                   11,148      11,863
                                                                             -------     -------
Projected benefit obligation                                                  48,317      49,321
                                                                             -------     -------
Plan assets (less than) projected benefit obligation                            (687)     (1,837)
Unrecognized net obligation to be amortized over 10 years                      1,749       2,253
Unrecognized net (gain) loss                                                  (2,429)     (1,990)
                                                                             -------     -------
Accrued pension liability                                                    $(1,367)    $(1,574)
                                                                             =======     =======


The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8 percent and 6 percent, respectively. The expected long-term rate of return on assets was 10 percent.

A subsidiary has a defined contribution profit sharing plan covering substantially all of its employees. The charge to operations totaled $456,000, $1,451,000 and $1,257,000 for fiscal 1994, 1993 and 1992, respectively.

For collectively bargained, multi-employer pension plans, contributions are made in accordance with negotiated labor contracts and generally are based on the number of hours worked. With the passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act"), the Company may, under certain circumstances become subject to liabilities in excess of contributions made under collective bargaining agreements. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plans. The Company has not taken any action to terminate, withdraw or partially withdraw from these plans which would result in any material liability. Under the Act, liabilities would be based upon the Company's proportional share of each plan's unfunded vested benefits which have been estimated by the trustees of the funds to be approximately $4,200,000. The amount of accumulated benefits and net assets of such plans is not currently available to the Company. Total contributions charged to expense under all pension plans were $5,325,000, $5,583,000 and $5,338,000 in fiscal 1994, 1993 and 1992, respectively.

The Company maintains an employees' savings and profit sharing plan under
Section 401(k) of the Internal Revenue Code for employees meeting certain age and service requirements (the "Plan"). In fiscal 1994, the Plan was amended to provide for a matching contribution by the Company. The Company's contribution is determined based on established performance objectives and is made in common stock in an amount equal to twenty-five percent (25%) of the first four percent (4%) of the participant's deferral contributions made during the Plan year. No matching contribution was made by the Company in fiscal 1994.

9.  COMMITMENTS AND CONTINGENCIES
The Company has change in control agreements with various officers which provide, among other things, that if, within two years after a change in control (as defined), the Company terminates the employment of the officer, other than for disability or cause, or if the officer elects to terminate his employment for good reason (as defined), the officer will receive 2.99 times the sum of his base salary plus the amount that would otherwise be earned under any executive compensation plan.

The Company or its subsidiaries are defendants in a number of cases currently in litigation or potential claims encountered in the normal course of business which are being vigorously defended. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

10.  PREFERRED STOCK PURCHASE RIGHTS
At April 30, 1994, there were outstanding 11,637,460 rights to purchase Series A Junior Participating Preferred Stock. The rights were issued as a dividend on December 18, 1986 and, as a result of the 25 percent stock dividend paid in January 1989, each outstanding share of common stock is entitled to 0.8 rights. Each right entitles the holder to purchase from the Company a unit (one two-hundredth of a share) of Series A Junior Participating Preferred Stock, $.10 par value, at $100 per unit subject to adjustment. The rights are not exercisable or transferable apart from the common stock until 10 days after a person or group has acquired 25 percent or more, or makes a tender offer for 30 percent or more, of the Company's common stock. Each right will entitle the holder, under certain circumstances (a merger, acquisition of 25 percent or more of common stock of the Company by an acquiring person, self-dealing transactions by an acquiring person, or sale of 50 percent or more of the Company's assets or earning power), to acquire, at half the value, either common stock of the Company, a combination of cash, other property, common stock or other securities of the Company, or common stock of the acquiring person. Any such event would also result in any rights owned beneficially by the acquiring person or its affiliates becoming null and void. The rights expire December 18, 1996 and are redeemable prior to the time an acquiring person acquires 25 percent or more of the Company's common stock at one cent per right. At April 30, 1994, 50,000 shares of Series A Junior Participating Preferred Stock were authorized but unissued and were reserved for issuance upon exercise of the rights.

11.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The unaudited results of operations by quarter for each of the two years in the period ended April 30, 1994 are summarized below:

1994
(Dollars in thousands except per share data)                      FIRST       SECOND         THIRD       FOURTH
                                                               --------     --------      --------     --------
Net sales                                                      $366,391     $390,792      $372,747     $394,742
Cost of sales                                                   280,424      298,757       288,613      309,583
Income before extraordinary item                                  1,136        3,784           360        2,082
Net income                                                        1,136        2,340           360        2,082
                                                               --------     --------      --------     --------
Earnings per share before extraordinary item                   $    .10     $    .32      $    .03     $    .18
Earnings per share                                                  .10          .20           .03          .18
                                                               ========     ========      ========     ========

1993
(Dollars in thousands except per share data)                      First       Second         Third       Fourth
                                                               --------     --------      --------     --------
Net sales                                                      $371,548     $393,066      $360,043     $363,415
Cost of sales                                                   285,433      300,901       277,490      280,053
Income (loss) before extraordinary item
 and change in accounting                                          (131)       2,559       (22,449)         329
Net income (loss)                                                   601        2,559       (22,449)         329
                                                               --------     --------      --------     --------
Earnings (loss) per share before extraordinary
 item and change in accounting                                 $   (.01)    $    .22      $  (1.93)    $    .03
Earnings (loss) per share                                           .05          .22         (1.93)         .03
                                                               ========     ========      ========     ========

12.  RESTATEMENT
In September 1991, the Board of Directors approved a settlement of a securities class action lawsuit filed against the Company and certain officers and directors in February 1990. The settlement was originally recorded as an extraordinary item in the second quarter of the Company's financial statements for the 53 weeks ended May 2, 1992 (fiscal 1992), and reduced income by $2,610,000, net of the income tax benefit of $1,740,000, or $.23 per share. The fiscal 1992 financial statements have been restated to include the gross settlement cost of $4,350,000 as a component of warehouse, selling, general and administrative expenses. The fiscal 1992 provision for income taxes has also been restated to reflect the income tax benefit of the litigation settlement. There were no changes to the fiscal 1992 net income or earnings per share amounts as a result of this restatement.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Rykoff-Sexton, Inc.:

We have audited the accompanying consolidated balance sheets of Rykoff-Sexton, Inc. (a Delaware corporation) and subsidiaries as of April 30, 1994 and May 1, 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ending April 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rykoff-Sexton, Inc. and subsidiaries as of April 30, 1994 and May 1, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes in 1993.




                                           ARTHUR ANDERSEN & CO.


Los Angeles, California
June 10, 1994.