Form 10-K405, Exhibit 13
period 1995-04-29
RYKOFF SEXTON INC
filed 1995-07-28
CIK 85973

                               RYKOFF-SEXTON, INC.
                               -------------------
                               -------------------

                               1995 ANNUAL REPORT



                                [PHOTOGRAPH LOGO]
                              [RYKOFF SECTION LOGO]

IN BRIEF

Established in 1911, Rykoff-Sexton, Inc. is a leading manufacturer and distributor of high quality foods and related non-food products and services for the foodservice industry throughout the United States. The Company's products and services are sold wherever food is prepared and consumed away from home. Customers include restaurants, industrial cafeterias, health care facilities, schools and colleges, hotels, airlines, supermarket service delicatessen departments and other segments of the travel and leisure markets.

Rykoff-Sexton manufactures a variety of food and non-food products specifically developed to meet the requirements of foodservice customers. These products include teas and sauces; extracts and colors; mayonnaise and salad dressings; oils and shortenings; gelatins and dessert powders; beverage bases; canned and frozen soups; cleaning compounds and detergents; low temperature dishwashing machines; plastic products; and various paper items.

Approximately 41,000 products are distributed by the Company, including a full line of private and national branded processed foods, produced both domestically and imported directly or indirectly from 60 countries around the world. The Company also distributes foodservice equipment and supplies, including dinnerware, silverware, flatware, glassware and kitchen utensils; and a complete line of paper, janitorial and other non-food items. In addition, the Company offers restaurant design and engineering services.

Rykoff-Sexton has earned a leadership position in its industry by consistent adherence to high standards of product quality and customer service, and by meeting the continually changing needs of its customers who provide foodservice to people away from home.

MISSION STATEMENT

- - Be the leader in our industry by providing the finest people, products and services.

- - Assist our customers to be successful by building long-term business relationships through our people, proven quality products, demonstrated integrity and superior services.

- - Have a business environment, based on sincerity of purpose, for all of our people that provides opportunity for growth and advancement as a reward for excellence and individual accomplishments.

- - Achieve for our shareholders a premium return on investment through optimal utilization of capital and human resources.

- - Continue our tradition: All who come here to trade fairly, whether to buy or to sell, are always welcome.

DIVIDEND RECORD


Fiscal Year                                                         1995                1994                1993
- -------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER SHARE
First six months                                            $         --        $         --           $        .20
Last six months                                                      .03                  --                    .06
                                                            -------------------------------------------------------
                                                            -------------------------------------------------------


STOCK PRICE DATA

MARKET PRICE OF COMMON STOCK
The following table sets forth the closing high and low market prices per share of Rykoff-Sexton, Inc.'s common stock.
The Company's common stock is listed on the New York Stock Exchange (Symbol
RYK).


Fiscal Year                                1995                            1994                      1993
                                     Low             High            Low         High          Low          High
- ----------------------------------------------------------------------------------------------------------------
First quarter                     14 3/8           16 7/8         11           12 7/8       12 5/8        14 7/8
Second quarter                    15               17 7/8         12 1/2       14 7/8       12            15 5/8
Third quarter                     15 7/8           16 3/4         14 5/8       17 3/4       11 1/2        14 1/4
Fourth quarter                    14 7/8           17 7/8         14 3/4       17 5/8       11            14 1/4
                                --------------------------------------------------------------------------------
                                --------------------------------------------------------------------------------

THE COMPANY ESTIMATES THAT THERE ARE APPROXIMATELY 8,300 SHAREHOLDERS, INCLUDING THOSE THROUGH NOMINEES, AS OF JUNE 1995.


                                 - PAGE ONE -


TEN YEAR SUMMARY OF OPERATIONS AND FINANCIAL HIGHLIGHTS

Fiscal Year                                                         1995              1994              1993
                                                              (52 weeks)        (52 weeks)         (52 weeks)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                (Restated)(7)         (Restated)(7)
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $ 1,569,019       $ 1,444,226      $ 1,412,943
Gross profit                                                     327,728           316,361          313,823
Warehouse, selling, general and administrative expenses          301,235           297,489          308,774
Interest expense, net of interest income                          10,867            11,946           12,401
Income (loss) from continuing operations
  before provision (benefit) for income taxes,
  extraordinary item and change in accounting (5)                 15,626             6,926          (38,352)
Provision (benefit) for income taxes
  Federal (1)                                                      4,828             2,175          (12,465)
  State                                                            1,422               630           (1,737)
Income (loss) from continuing operations before
  extraordinary item and change in accounting (5)                  9,376             4,121          (24,150)
Income (loss) before extraordinary item
   and change in accounting (5)                                   32,872             7,362          (19,692)
Net income (loss) (5) (6)                                         32,872             5,918          (18,960)
Earnings (loss) per share (2)
  Income (loss) from continuing operations
     before extraordinary item
     and change in accounting (5)                            $       .64       $       .28      $     (1.66)
  Income (loss) before extraordinary item
     and change in accounting (5)                                   2.24               .50            (1.35)
  Net income (loss) (5) (6)                                         2.24               .40            (1.30)
Cash dividends                                                       437               ---            3,771
Cash dividends per share (3)                                 $       .03               ---      $       .26
Average shares outstanding (2)                                    14,730            14,601           14,508
                                                             -----------------------------------------------------------------------
Total assets                                                 $   524,068       $   470,018      $   448,411
Working capital                                                  161,616           154,641          143,372
Current ratio                                                      2.0:1             2.2:1            2.2:1
Long-term debt (4)                                               146,536           151,227          144,669
Shareholders' equity                                             206,540           173,307          166,704
Shareholders' equity
   per share (2)                                             $     14.15       $     11.91      $     11.50
Common shares
   outstanding (2)                                                14,598            14,547           14,490
                                                             -------------------------------------------------------------------
                                                             -------------------------------------------------------------------

(1) INVESTMENT TAX CREDITS AND OTHER TAX CREDITS HAVE BEEN RECORDED AS REDUCTIONS OF THE PROVISION FOR INCOME TAXES. IN THE 10-YEAR PERIOD ENDED APRIL 29, 1995, SUCH CREDITS APPROXIMATED $893,000 IN 1986. NO SIGNIFICANT AMOUNTS WERE AVAILABLE IN 1995 TO 1987.
(2) ADJUSTED TO REFLECT 5-FOR-4 STOCK SPLITS DISTRIBUTED ON JANUARY 24, 1995 AND JANUARY 16, 1989. WHEN CONVERTIBLE SUBORDINATED DEBENTURES WERE OUTSTANDING, FULLY DILUTED EARNINGS PER SHARE WERE $.72 IN 1987 AND $.78 IN 1986.
(3) THE CASH DIVIDENDS PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE 5-FOR-4 STOCK SPLITS DISCUSSED IN NOTE (2). THE CASH DIVIDENDS PER SHARE, BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF THE DATES OF THE CASH DIVIDENDS, WERE $.64 FOR 1988, $.60 FOR 1987, $.575 FOR 1986.




                                  - PAGE SIX -

                                                                                                            RYKOFF-SEXTON, INC.

              1992              1991              1990              1989              1988              1987              1986
         (53 weeks)        (52 weeks)        (52 weeks)        (52 weeks)        (52 weeks)        (52 weeks)        (53 weeks)
         (Restated)(7)     (Restated)(7)     (Restated)(7)     (Restated)(7)
- -------------------------------------------------------------------------------------------------------------------------------
        $1,447,305        $1,404,770        $1,356,561        $1,293,461        $1,143,275        $1,081,648        $1,037,272
           337,163           329,113           325,014           307,789           278,021           261,009           245,113
           313,646           299,131           295,773           266,351           240,798           232,582           218,924
            10,301             8,512             9,706             7,175             8,001            11,920            10,425


            13,216            21,470            19,535            34,263            29,222            16,507            15,784

             4,083             6,635             6,036            10,382             9,644             6,759             5,668
             1,203             1,953             1,778             3,314             3,214             1,747             1,465

             7,930            12,882            11,721            20,567            16,364             8,001             8,651

            10,006            13,823            11,293            20,567            16,364             8,001             8,651
            10,006            13,823            11,293            20,567            16,364             8,001             8,651



        $      .55        $      .89        $      .80        $     1.40        $     1.22        $      .73        $      .79

               .69               .95               .77              1.40              1.22               .73               .79
               .69               .95               .77              1.40              1.22               .73               .79
             6,951             6,968             7,069             6,740             5,655             4,166             3,986
        $      .48        $      .48        $      .48        $      .46        $      .42        $      .38        $      .37
            14,521            14,515            14,739            14,735            13,371            10,929            10,906
- --------------------------------------------------------------------------------------------------------------------------------
        $  471,879        $  397,536        $  399,343        $  392,386        $  325,762        $  307,175        $  301,724
           156,822           160,059           166,687           172,536           165,902           154,475           143,293
             2.2:1             2.5:1             2.6:1             2.8:1             3.2:1             3.3:1             2.9:1
           139,333            91,028           107,201           110,866            77,777           138,339           131,253
           189,703           185,863           180,422           178,605           163,863            94,463            90,560

        $    13.09        $    12.86        $    12.39        $    12.10        $    11.14        $     8.71        $     8.35

            14,498            14,450            14,561            14,760            14,713            10,851            10,843
_________________________________________________________________________________________________________________________________

        (4) INCLUDED IN LONG-TERM DEBT ARE CONVERTIBLE SUBORDINATED DEBENTURES IN THE AMOUNT OF $60,000,000 IN 1987 AND 1986, AND
            OBLIGATIONS UNDER CAPITAL LEASES OF $944,000, $1,340,000, $1,744,000, $2,129,000, AND $2,791,000 FOR 1990, 1989, 1988,
            1987 AND 1986, RESPECTIVELY.
        (5) FOR 1993, THIS ITEM INCLUDES A ONE-TIME PRETAX RESTRUCTURING CHARGE OF $31 MILLION ($1.34 PER SHARE ON AN AFTER TAX
            BASIS.)
        (6) FOR 1994, THIS ITEM INCLUDES THE WRITE-OFF OF DEFERRED FINANCE COSTS OF $2,447,000 ($1,444,000, NET OF INCOME TAX
            BENEFIT OF $1,003,000 OR $.10 PER SHARE,) FOR 1993, THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME
            TAXES FOR $732,000 OR $.05 PER SHARE AND, FOR 1992, A PROVISION FOR LITIGATION SETTLEMENT OF $4,350,000 ($2,610,000,
            NET OF INCOME TAX BENEFIT OF $1,740,000 OR $.18 PER SHARE).
        (7) AMOUNTS RESTATED TO REFLECT SALE OF DISCONTINUED TONE BROTHERS, INC. SUBSIDIARY IN OCTOBER 1994.


                                    - PAGE SEVEN -

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of the Company's results of operations and financial condition includes the accompanying consolidated financial statements and notes thereto and the following additional information.

RESULTS OF OPERATIONS For the fiscal year ended April 29, 1995, the Company's sales were $1.569 billion, an increase of $124.8 million or 8.64% over the prior year. This sales growth was attributable to the Company's sales and marketing strategies combined with new product lines, and was achieved despite the impact of severe weather in January and February 1995 throughout the West Coast region. For the fiscal year ended April 30, 1994, sales increased $31.3 million or 2.2% from fiscal 1993. This increase resulted from the introduction of new product lines and new sales and marketing programs, and was achieved despite the adverse effects of the closure of several inefficient operations, the Los Angeles earthquake and severe winter weather in the Midwest and East.

The gross profit margin for fiscal 1995 declined to 20.9% from 21.9% in fiscal 1994 primarily due to new product lines, changes in customer mix, the implementation of new sales promotion programs and cost increases in certain product categories. The gross profit margin for fiscal 1994 declined to 21.9% from 22.2% in fiscal 1993 as a result of the introduction of new product lines and new sales and marketing programs, as well as changes in customer mix.

Warehouse, selling, general and administrative expenses as a percentage of sales for fiscal 1995 decreased to 19.2% from 20.6% in fiscal 1994 and 21.8% in fiscal 1993, primarily resulting from increased vendor support programs and improved operating efficiencies. The decrease in operating expenses was also impacted by the effect of changes in actuarial assumptions affecting the determination of the Company's annual pension contribution and expense. These changes increased 1995 pre-tax earnings by $0.77 million. For fiscal 1994, warehouse, selling, general and administrative expenses decreased $11.3 million or 3.7% to $297.5 million from 1993, primarily because of the Company's progress in containing costs and improving operating efficiencies under its Project
RESULTS program.

Net interest expense for fiscal 1995 decreased by $1.1 million from fiscal 1994, primarily due to increased capitalized interest and interest income.
Net interest expense for fiscal 1994 decreased by $0.5 million over fiscal 1993 due to reduced borrowing levels and lower interest rates.

In fiscal 1993, the Company provided for a restructuring charge of $31.0 million for a business reorganization. This charge included provisions for facility closures, relocation of distribution centers into more efficient facilities, consolidation of the Company's two distribution divisions, workforce reductions and the implementation of new warehouse and transportation systems throughout the Company. Management believes that these changes, which were part of the Company's Project RESULTS program, improved the Company's operating performance in both fiscal 1994 and 1995. In addition, on an ongoing basis, management considers strategic actions that will allow it to enhance its core distribution and manufacturing businesses.

Effective May 2, 1992, the Company adopted SFAS 109 "Accounting for Income Taxes", which is more fully described in Note 1 to the accompanying financial statements. The effective income tax rate for fiscal 1995 was 40% as compared to the effective income tax rate of 40.5% in fiscal 1994, and the effective income tax benefit rate of 37% in fiscal 1993. The difference between the effective rates for 1994 and 1993 represents the impact of valuation allowances that were set up under SFAS 109 to properly reflect the expected future benefit from the deferred tax assets associated with the one-time restructuring charge. The cumulative positive effect of the change in the method of accounting for income taxes for fiscal 1993 was $0.7 million or $0.05 per share.

Income from continuing operations increased in fiscal 1995 by $5.3 million to $9.4 million from $4.1 million in fiscal 1994. The primary reasons for these improvements were increased sales, reduced operating expenses as a percentage of sales

                               - PAGE EIGHT -

                                                         RYKOFF-SEXTON, INC.

and reduced interest expense as well as the operating results of Continental Foods, Inc. from the date of acquisition (see Note 2). Income from continuing operations rose to $4.1 million in fiscal 1994, from a loss of $24.2 million in fiscal 1993. This improvement resulted from the sales gains and operating expense reductions that were achieved in fiscal 1994 and also reflects the impact of the restructuring charge in the prior year.

On October 27, 1994, the Company sold its Tone Brothers, Inc. subsidiary. The Company received $96 million in cash in payment of the purchase price. As a result of the sale, the Company recognized a net gain of $23.4 million.

The extraordinary item reported in fiscal 1994 of $1.4 million, net of tax benefit, resulted from the write-off of deferred finance costs associated with early retirement of the Company's 8.60% Senior Notes and its outstanding senior indebtedness under a prior bank credit facility as more fully described in Note 3 to the accompanying consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES Cash provided from operations in fiscal 1995 was $12.0 million as compared to $21.5 million in fiscal 1994. This decrease was primarily due to increases in accounts receivable, inventories and prepaids, which were partially offset by increases in accounts payable and accrued liabilities and net income.

For fiscal 1995, cash flows used in investing activities decreased from the prior year by $2.0 million. The improvement resulted primarily from the proceeds of $96 million on the sale of Tone Brothers, Inc. which was offset by an increase of $35.4 million in capital expenditures, $24.8 million for the acquisition of Continental, and cash used in discontinued operations of $30.0 million. The increase in capital expenditures is mainly attributable to the construction of the new Los Angeles distribution center. Cash flows used in investing activities in fiscal 1994 decreased by $10.2 million to $11.7 million mainly due to the proceeds from sale and leaseback transaction of $6.8 million and a decrease of cash used in discontinued operations of $3.7 million.

Cash used in financing activities was $7.1 million for fiscal 1995 compared to $8.2 million for fiscal 1994 and $18.7 million for fiscal 1993. The decrease in fiscal 1995 primarily reflects the repayments of 8.60% Senior Notes in fiscal 1994 and 1993 as well as repayment of short-term borrowings in fiscal 1993. In November 1993, the Company issued $130 million in 8 7/8% Senior Subordinated Notes, and obtained a $100 million credit line and $15 million letter of credit facility, subsequently increased to $25 million, from its bank (the "New Credit Facility"). The proceeds from the issuance of 8 7/8% Notes, together with borrowings under the New Credit Facility, were used to retire $128.1 million principal amount of 8.60% Senior Notes and outstanding senior indebtedness under the prior bank credit facility. In fiscal 1993, the Company used cash from operations, together with borrowings of $15.0 million under its credit line, to make principal payments of $9.7 million on certain of its 8.60% Senior Notes and other long-term debt, to repay short-term borrowings of $20.0 million and to pay dividends of $3.8 million.

Working capital was $161.6 million with a current ratio of 2.0:1 at April 29, 1995 as compared to working capital of $154.6 million with a current ratio of 2.2:1 at April 30, 1994. On April 29, 1995, current assets were approximately 61% of the total assets of the Company.

The Company relocated its Los Angeles distribution branch to a new facility in early fiscal 1996. The cost of this new facility is estimated to be approximately $45.0 million.

As more fully discussed in Note 10 to the financial statements, the Company is subject to arbitration proceedings arising from the sale of a former subsidiary.

                               - PAGE NINE -


CONSOLIDATED STATEMENTS OF OPERATIONS                                             RYKOFF-SEXTON, INC.


Years Ended                                               April 29, 1995  April 30, 1994  May 1, 1993
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                 (52 weeks)      (52 weeks)   (52 weeks)
                                                                              (Restated)   (Restated)
- -----------------------------------------------------------------------------------------------------
Net Sales                                                     $1,569,019      $1,444,226   $1,412,943
Cost of sales                                                  1,241,291       1,127,865    1,099,120
                                                          -------------------------------------------
Gross profit                                                     327,728         316,361      313,823
Warehouse, selling, general and administrative
   expenses                                                      301,235         297,489      308,774
Restructuring costs                                                   --              --       31,000
                                                          -------------------------------------------
Income (loss) from operations                                     26,493          18,872      (25,951)
Interest income                                                      267              40           28
Interest expense, net                                             11,134          11,986       12,429
                                                          -------------------------------------------
Income (loss) from continuing operations
   before provision (benefit) for income taxes,
   extraordinary item and change in accounting                    15,626           6,926      (38,352)
Provision (benefit) for income taxes                               6,250           2,805      (14,202)
                                                          -------------------------------------------
Income (loss) from continuing operations before
   extraordinary item and change in accounting                     9,376           4,121      (24,150)
Discontinued operations:
   Income from discontinued operations,
      net of income taxes of $95, $2,207 and $2,624                  137           3,241        4,458
   Gain on disposal of discontinued
      operations, net of income taxes of $15,687                  23,359              --           --
                                                          -------------------------------------------
Income (loss) before extraordinary item
   and change in accounting                                       32,872           7,362      (19,692)
Extraordinary item, net of income taxes                               --          (1,444)          --
Cumulative effect of change in accounting
   for income taxes                                                   --              --          732
                                                          -------------------------------------------
Net income (loss)                                             $   32,872      $    5,918  $   (18,960)
                                                          -------------------------------------------
                                                          -------------------------------------------
Earnings per share
   Income (loss) from continuing operations
      before extraordinary item and change in
      accounting                                              $      .64      $      .28  $     (1.66)
   Income from discontinued operations                               .01             .22          .31
   Gain on disposal of discontinued operations                      1.59              --           --
                                                          -------------------------------------------
   Income (loss) before extraordinary item
      and change in accounting                                      2.24             .50        (1.35)
   Extraordinary item                                                 --            (.10)          --
   Change in accounting for income taxes                              --              --          .05
                                                          -------------------------------------------
   Net income (loss)                                          $     2.24     $       .40   $    (1.30)
                                                          -------------------------------------------
                                                          -------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                   - PAGE TEN -


CONSOLIDATED BALANCE SHEETS                                         RYKOFF-SEXTON, INC.

                                                  April 29, 1995         April 30, 1994
(DOLLARS IN THOUSANDS)                                                       (Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                              $   4,959              $   9,830
Accounts receivable, less reserves of
  $3,996 in 1995 and $3,701 in 1994                      151,379                138,675
Inventories                                              138,122                119,554
Prepaid expenses                                          24,979                 16,008
                                                  -------------------------------------
   Total current assets                                  319,439                284,067
                                                  -------------------------------------
Net assets of discontinued operations                         --                 42,502
                                                  -------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST
Land, buildings and improvements                         149,395                108,526
Transportation equipment                                  35,602                 43,804
Office, warehouse and manufacturing equipment            128,509                112,813
                                                  -------------------------------------
                                                         313,506                265,143
Less: accumulated depreciation and amortization          137,397                129,916
                                                  -------------------------------------
                                                         176,109                135,227
                                                  -------------------------------------
OTHER ASSETS, NET                                         28,520                  8,222
                                                  -------------------------------------
                                                       $ 524,068              $ 470,018
                                                  -------------------------------------
                                                  -------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                       $  97,623              $  82,540
Accrued payroll                                           11,357                 10,470
Accrued insurance expenses and other                      17,592                 17,455
Accrued liabilities                                       31,062                 18,662
Current portion of long-term debt                            189                    299
                                                  -------------------------------------
  Total current liabilities                              157,823                129,426
                                                  -------------------------------------
NON-CURRENT LIABILITIES
Long-term debt, less current portion                     146,536                151,227
Deferred income taxes                                     11,073                  6,324
Other long-term liabilities                                2,096                  9,734
                                                  -------------------------------------
SHAREHOLDERS' EQUITY
Preferred stock, $.10 par value --
  Authorized -- 10,000,000 shares;
    Outstanding -- none                                       --                     --
Common stock, $.10 par value
  Authorized -- 40,000,000 shares;
    Outstanding -- 14,597,599
    shares in 1995 and 14,546,825 shares
    in 1994                                                1,498                  1,194
Additional paid-in capital                                92,507                 92,008
Retained earnings                                        117,161                 84,726
                                                  -------------------------------------
                                                         211,166                177,928
Less: treasury stock, at cost                              4,626                  4,621
                                                  -------------------------------------
                                                         206,540                173,307
                                                  -------------------------------------
                                                       $ 524,068              $ 470,018
                                                  -------------------------------------
                                                  -------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.


                                    - PAGE ELEVEN -


CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                 RYKOFF-SEXTON, INC.



Years Ended                                                     April 29, 1995       April 30, 1994         May 1, 1993
                                                                    (52 weeks)           (52 weeks)          (52 weeks)
(DOLLARS IN THOUSANDS)                                                                   (Restated)          (Restated)
- -----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities --
  Net income (loss)                                                $   32,872            $   5,918           $   (18,960)
  Adjustments to reconcile net income to net cash
    provided by operating activities --
    Extraordinary item                                                     --                1,444                   --
    Cumulative effect of change in
      accounting for income taxes                                          --                   --                  (732)
    Net income from discontinued operations                              (137)              (3,241)               (4,458)
    Noncash restructuring costs                                            --                   --                18,250
    Depreciation and amortization                                      16,863               19,428                19,433
    Gain on disposal of discontinued operations                       (23,359)                  --                    --
    Gain on sale of property, plant and equipment                        (597)                  --                    --
    Increase (decrease) in deferred income taxes                       (2,823)                 552                (6,350)
    Other                                                                (475)                  --                    --
    Changes in assets and liabilities, net of working
      capital acquired --
      (Increase) decrease in accounts receivable                       (4,717)             (11,959)               10,371
      (Increase) decrease in inventories                              (13,245)              (7,079)               15,495
      (Increase) decrease in prepaid expenses                          (1,287)                 406                (5,911)
      Increase in accounts payable and accrued liabilities              8,921               15,996                 6,792
                                                                --------------------------------------------------------
        Net cash provided by operating activities                      12,016               21,465                33,930
                                                                --------------------------------------------------------
Cash flows used in investing activities --
  Capital expenditures                                                (53,891)             (18,483)              (18,219)
  Proceeds from sale and leaseback transactions                         2,955                6,786                    --
  Net cash used in discontinued operations                            (30,002)                 (29)               (3,711)
  Proceeds from sale of assets of discontinued operations              96,000                   --                    --
  Cost of acquisition                                                 (24,836)                  --                    --
                                                                --------------------------------------------------------
        Net cash used in investing activities                          (9,774)             (11,726)              (21,930)
                                                                --------------------------------------------------------
Cash flows from financing activities --
  Increase (decrease) under credit line                                (7,000)               6,000                15,000
  Principal payments  of long-term debt                                  (226)                (282)                 (320)
  Issuance of 8 7/8% Senior Subordinated Notes                             --              128,943                    --
  Repayment of 8.60% Senior Notes                                          --             (137,500)               (9,375)
  Repayment of short-term borrowings                                       --                   --               (20,000)
  Payment of finance costs                                               (249)              (6,000)                   --
  Issuance of common stock                                                804                  685                    17
  Dividends paid                                                         (437)                  --                (3,771)
  Purchase of treasury stock                                               (5)                  --                  (285)
                                                                --------------------------------------------------------
        Net cash used in financing activities                          (7,113)              (8,154)              (18,734)
                                                                --------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                   (4,871)               1,585                (6,734)
Cash and cash equivalents at beginning of year                          9,830                8,245                14,979
                                                                --------------------------------------------------------
Cash and cash equivalents at end of year                            $   4,959            $   9,830           $     8,245
                                                                --------------------------------------------------------
                                                                --------------------------------------------------------
Supplemental disclosures of cash flow information --
  Cash paid during the year for --
    Interest                                                        $  13,220            $   8,663           $    13,434
    Income taxes                                                       26,830                1,852                 1,626
                                                                --------------------------------------------------------
                                                                --------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                       - PAGE TWELVE -


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                  RYKOFF-SEXTON, INC.

                                              Common Stock
                                          ----------------------
                                           Number of                      Additional       Treasury        Retained
(DOLLARS IN THOUSANDS)                        Shares      Amount     Paid-in Capital          Stock        Earnings
- -------------------------------------------------------------------------------------------------------------------
Balance, May 2, 1992                      11,597,960       $1,188           $91,583         $(4,607)       $101,539
  Net loss                                        --           --                --              --         (18,960)
  Cash dividends ($.325 per share)                --           --                --              --          (3,771)
  Stock options exercised                      3,585            1                16              --              --
  Treasury stock purchased                   (10,000)          --              (272)            (13)             --
                                          -------------------------------------------------------------------------
Balance, May 1, 1993                      11,591,545         1,189           91,327          (4,620)         78,808
  Net income                                      --            --               --              --           5,918
  Stock options exercised                     46,315             5              681              --              --
  Treasury stock purchased                      (400)           --               --              (1)             --
                                          -------------------------------------------------------------------------
Balance, April 30, 1994                   11,637,460         1,194           92,008          (4,621)         84,726
  Net income                                      --            --               --              --          32,872
  Stock split                              2,909,039           298             (305)             --              --
  Cash dividend ($.03 per share)                  --            --               --              --            (437)
  Stock options exercised                     58,037             6              804              --              --
  Treasury stock purchased                    (6,937)           --               --              (5)             --
                                          -------------------------------------------------------------------------
Balance, April 29, 1995                   14,597,599        $1,498          $92,507         $(4,626)       $117,161
                                          -------------------------------------------------------------------------
                                          -------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                      - PAGE THIRTEEN -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   RYKOFF-SEXTON, INC.
APRIL 29, 1995


NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS The Company manufactures and distributes food and related non-food products to various establishments in the foodservice industry.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Rykoff-Sexton, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to April 30. All fiscal years presented contain 52 weeks.

EARNINGS PER SHARE Earnings per share of common stock have been computed based on the weighted average number of shares of common stock outstanding and dilutive common share equivalents. The shares used in such calculations were 14,729,606 in 1995, 14,601,185 in 1994 and 14,507,188 in 1993.

STOCK SPLIT In December 1994, the Board of Directors declared a 5-for-4 stock split payable January 24, 1995, to shareholders of record on December 21, 1994. Earnings per share, weighted average shares outstanding, and stock option information included in the accompanying financial statements and related notes have been adjusted to reflect this stock split.

INVENTORIES Inventories are priced at the lower of cost (first-in, first-out) or market, and include the cost of purchased merchandise and, for manufactured goods, the cost of material, labor and factory overhead.

Inventories are summarized as follows:


                                              April 29, 1995     April 30, 1994
(DOLLARS IN THOUSANDS)                                               (Restated)
- -------------------------------------------------------------------------------
Finished goods                                      $132,109           $113,750
Raw materials                                          6,013              5,804
                                              ---------------------------------
                                                    $138,122           $119,554
                                              ---------------------------------
                                              ---------------------------------

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

OTHER ASSETS Other assets are amortized on the straight-line or effective interest method over the following periods:

Excess of cost over assets acquired                                    40 years
Noncompetition and consulting agreements                      Term of agreement
Leasehold interests                                               Life of lease
Deferred finance costs                                             Life of debt

Accumulated amortization of other assets was $7,042,000 and $7,287,000 as of April 29, 1995 and April 30, 1994, respectively.

INCOME TAXES The Company changed its method of accounting for income taxes from the deferred method to the liability method required by "Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes", effective May 3, 1992. Under SFAS 109, a deferred tax

                                - PAGE FOURTEEN -
liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation reserve, if necessary, so that the net tax benefits are recognized only to the extent that they will be realized.

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

DEFERRED GAIN ON LEASE TRANSACTIONS The difference between the proceeds received and the net book value of assets sold is amortized over the term of the lease.

CAPITALIZED INTEREST The Company capitalizes interest costs as part of the cost of major asset construction projects. Capitalized interest related to continuing operations was $2,667,000 in 1995 and $66,000 in 1994. There was no capitalized interest in 1993.

NOTE 2  ACQUISITION

On February 21, 1995, the Company acquired substantially all of the assets of Continental Foods, Inc., (Continental), a privately owned Maryland corporation. Continental is a regional, institutional foodservice distributor.

For financial statement purposes the acquisition was accounted for as a purchase and, accordingly, Continental's results are included in the consolidated financial statements since the date of acquisition. The aggregate purchase price was approximately $27,000,000, which includes costs of acquisition. The aggregate purchase price, which was financed through available cash resources and issuance of a promissory note, has been allocated to the assets of the company, based upon their respective fair market values. The financial statements reflect the preliminary allocation of purchase price as the purchase price allocation has not been finalized. The excess of the purchase price over assets acquired approximated $21,200,000 and is being amortized over forty years.

In connection with the acquisition, liabilities were assumed as follows:

(DOLLARS IN THOUSANDS)
- -------------------------------------------------------------------------------
Fair value of assets acquired                                          $ 39,647
Unsecured note issued at acquisition date                                (2,425)
Cash paid                                                               (24,836)
                                                                       --------
Liabilities assumed                                                    $ 12,386
                                                                       --------
                                                                       --------

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Continental had occurred at the beginning of fiscal 1995 and 1994:

PRO FORMA YEARS ENDED                         April 29, 1995     April 30, 1994
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
- -------------------------------------------------------------------------------
Net sales                                         $1,647,850         $1,535,244
Net income from continuing operations                 10,456              4,645
Net income per share from continuing
 operations                                       $      .71         $      .32
                                              ---------------------------------
                                              ---------------------------------

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

NOTE 3  EXTRAORDINARY ITEM

In November 1993, the Company refinanced its long-term debt through the issuance of $130 million of 8 7/8% Senior Subordinated Notes. The proceeds, together with borrowings under its new bank credit line, were used to retire $128.1 million principal amount of 8.60% Senior Notes and outstanding senior indebtedness under the prior bank credit facility. See Note 5 for further details. The early retirement of the 8.60% Senior Notes and the outstanding senior indebtedness under the prior bank credit facility resulted in an extraordinary item of $1.4 million, net of tax benefit of $1.0 million, associated with the write-off of deferred finance costs.

                                 - PAGE FIFTEEN -

NOTE 4  RESTRUCTURING COSTS

During 1993, the Company recorded a restructuring charge of $31,000,000, or, on an after tax basis, of $19,530,000 or $1.34 per share. This charge was established to provide for a business reorganization which included facility closures, relocation and consolidation of distribution centers into more efficient facilities including severance costs, elimination of redundancies between the Company's two principal operating divisions, workforce reductions and write down of facilities to their estimated net realizable value.

In fiscal 1995, the Company aggressively continued its plan to close and consolidate its underperforming distribution centers and sublease space in these centers with excess capacity. Additionally, severance and relocation costs were paid in connection with the consolidation, relocation and downsizing of several distribution centers.

As of April 30, 1994, the Company had a restructuring reserve of $14,936,000, of which $7,936,000 was classified as currently payable. As of April 29, 1995 the Company had a restructuring reserve of $9,777,000 for actions that are currently under way and expected to be completed in fiscal 1996. This reserve is primarily for cash items. The remaining restructuring reserve includes provisions for closures and disposition of facilities, including relocation and severance costs and carrying costs associated with idle or excess capacity at certain distribution centers.

The following table summarizes the activity in the restructuring reserve from April 30, 1994 to April 29, 1995:

                                        Balance                         Balance
(DOLLARS IN THOUSANDS)           April 30, 1994    Utilization   April 29, 1995
- -------------------------------------------------------------------------------
Costs associated with
 various branch and sales
 office closures, including
 relocation, severance and
 termination payments for
 leases                                 $ 8,054         $3,530           $4,524
Relocation costs associated
 with the Los Angeles branch              2,435             --            2,435
Provision to reduce the value
 of the existing Los Angeles
 facility and other closed
 distribution facilities to
 their net estimated realizable
 value                                    2,835          1,136            1,699
Other provisions and write-downs          1,612            493            1,119
                                  ---------------------------------------------
                                        $14,936         $5,159           $9,777
                                  ---------------------------------------------
                                  ---------------------------------------------

NOTE 5  LONG-TERM DEBT AND BORROWING ARRANGEMENTS

The long-term debt of the Company as of April 29, 1995 and April 30, 1994 is summarized as follows:

(DOLLARS IN THOUSANDS)                                     1995            1994
- -------------------------------------------------------------------------------
8 7/8% Senior Subordinated Notes due in
 2003, net of unamortized discount of $954
 in 1995 and $1,024 in 1994                            $129,046        $128,976
Bank credit agreement                                    14,000          21,000
Note payable                                              2,425              --
Mortgage notes                                            1,103           1,189
Other                                                       151             361
                                                       ------------------------
Total debt                                              146,725         151,526
Less-current portion                                        189             299
                                                       ------------------------
Long-term debt, less current portion                   $146,536        $151,227
                                                       ------------------------
                                                       ------------------------

In November 1993, the Company issued $130 million of 8 7/8% Senior Subordinated Notes (the "8 7/8% Notes") due November 1, 2003 with interest payable semiannually commencing

                                 - PAGE SIXTEEN -

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

Concurrently with the sale of the 8 7/8% Notes, the Company obtained a $100 million credit line expiring on August 31, 1996 and a $15 million letter of credit facility expiring on August 31, 1994 from its bank (the "New Credit Facility"). The letter of credit facility has since been increased to $25 million (expiring on August 31, 1996) of which approximately $7.1 million was available as of April 29, 1995. Under the New Credit Facility, the credit line is unsecured and bears interest based on the bank's reference rate, the interbank offshore rate, certificate of deposit rate or fixed rate at the option of the Company. The provisions of the New Credit Facility include restrictions on secured indebtedness, asset sales, acquisitions or mergers and dividends. Under the New Credit Facility, the Company is also required to meet certain financial tests which include those relating to the maintenance of a minimum net worth, minimum net tangible assets, a minimum fixed charge coverage ratio, a minimum tangible assets to funded debt ratio and a minimum current ratio (each as defined in the New Credit Facility). In addition to customary provisions relating to events of default, the New Credit Facility provides that an event of default will occur upon a Change of Control (as defined in the indenture for the 8 7/8% Notes).

The proceeds from the issuance of the 8 7/8% Notes, together with borrowings under the New Credit Facility, were used to retire $128.1 million principal amount of 8.60% Senior Notes and outstanding senior indebtedness under the prior bank credit facility.

As part of the aggregate purchase price of the acquisition more fully described in Note 2, the Company issued an unsecured promissory note in the amount of $2,425,000. The promissory note accrues interest at a variable rate, requires quarterly interest payments and matures on February 21, 1997.

Scheduled aggregate annual payments of long-term debt are $189,000 for 1996, $16,472,000 for 1997, $47,000 for 1998, $52,000 for 1999, $57,000 for 2000
and $129,908,000 thereafter.

Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt is $144,278,000 as of April 29, 1995.

NOTE 6 LEASE ARRANGEMENTS

The Company leases a substantial portion of its offices and warehouse facilities under long-term operating leases. Rental expense under operating leases for 1995, 1994 and 1993 was $23,714,000, $19,578,000 and $19,355,000,
respectively. The approximate minimum future rentals are payable as follows:

FISCAL YEAR                                             (DOLLARS IN THOUSANDS)
- ------------------------------------------------------------------------------
1996                                                                  $ 21,815
1997                                                                    19,744
1998                                                                    16,760
1999                                                                    12,440
2000                                                                    10,853
Thereafter                                                              37,050
                                                                      --------
Total minimum lease payments                                          $118,662
                                                                      --------
                                                                      --------

NOTE 7 INCOME TAXES

Effective May 3, 1992, the Company adopted "Statement of Financial Accounting Standards No. 109". Refer to Note 1, Accounting Policies, for a discussion of the effect of adopting this statement. In 1993, a restructuring charge was recorded, which, for tax purposes, will become deductible when paid. A valuation allowance of $544,000 was recorded to offset the related deferred tax asset.


                               -PAGE SEVENTEEN -

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                             April 29, 1995      April 30, 1994
(DOLLARS IN THOUSANDS)                                               (Restated)
- -------------------------------------------------------------------------------
Deferred tax assets:
  Restructuring charges                            $  7,434            $  8,980
  Accrued expenses                                    3,366                  --
  Self-insurance reserves                             3,373               2,792
  Allowance for bad debts                             1,532               1,422
  Accrued vacation pay                                1,248               1,254
  Food bank contributions                                --               1,216
  Other                                               3,080               1,073
  Valuation allowance                                  (544)               (657)
                                             ----------------------------------
    Total deferred tax assets                        19,489              16,080
                                             ----------------------------------
Deferred tax liabilities:
  Accelerated depreciation                          (11,875)            (10,271)
  Other                                                  --              (1,018)
                                             ----------------------------------
    Total deferred tax liabilities                  (11,875)            (11,289)
                                             ----------------------------------
Net deferred tax asset                             $  7,614            $  4,791
                                             ----------------------------------
                                             ----------------------------------

In fiscal 1995, the net deferred tax asset is comprised of $18,687,000 in prepaids and deferred income taxes of $11,073,000. In fiscal 1994, the net deferred tax asset is comprised of $11,115,000 in prepaids and deferred income taxes of $6,324,000.

The provision (benefit) for income notes before extraordinary item and accounting change consists of the following:


                                           1993           1994           1993
(DOLLARS IN THOUSANDS)                              (Restated)     (Restated)
- -----------------------------------------------------------------------------
Current tax expense (benefit) --
  Federal                                $3,851        $ 1,595       $ (3,982)
  State                                   1,395            638            291
                                         ------------------------------------
                                          5,246          2,233         (3,691)

Deferred tax expense (benefit) --
  Restructuring charges                   1,546          3,002        (10,616)
  Accelerated depreciation                 (259)           (79)           410
  Fringe benefits                          (334)        (1,107)          (216)
  Valuation allowance                       113            204           (861)
  Other, net                                (62)        (1,448)           772
                                         ------------------------------------
                                         $6,250        $ 2,805       $(14,202)
                                         ------------------------------------
                                         ------------------------------------

The difference between the Federal income tax rate of 35% and the actual effective tax rate of 40.0% for fiscal 1995, 40.5% for fiscal year 1994 and 37.0% for fiscal year 1993 is due to state taxes, net of the Federal tax benefit, and the effect of the valuation allowance discussed above.

NOTE 8 STOCK OPTION PLANS

The 1988 Stock Option and Compensation Plan (the "1988 Plan") authorizes the issuance of up to 1,406,250 shares of common stock. The 1988 Plan authorizes the issuance of various stock incentives to officers and employees, including options, stock appreciation rights, stock awards, restricted stock, performance shares and cash awards. Stock options allow for the purchase of common stock at prices determined by the Stock Option Committee except for incentive stock options, which must be granted at prices not less than the fair market value at the date of grant. These options expire 10 years from the date of grant and are exercisable as defined by the Stock Option Committee.

Stock appreciation rights (SARs), which may be issued in conjunction with the grant of options, permit the optionee to receive shares of stock, cash or a combination of shares and cash measured by the difference between the option price and the market value of the stock on the date of exercise. Upon exercise of an SAR, the option is canceled. As of April 30, 1995, there were 27,739 SARs outstanding.


                                -PAGE EIGHTEEN -

Restricted stock grants for 6,250 shares, 53,094 shares and 7,500 shares, in 1995, 1994 and 1993, respectively, were issued under the 1988 Plan. All of these shares vest ratably over a four-year period from their respective grant dates, except that with respect to the fiscal 1994 restricted stock grants, 38,303 shares will vest in full four years from their respective grant dates. Deferred compensation equivalent to the difference between the market value at date of grant and the option price was charged to additional paid-in-capital and is being amortized to compensation expense over the vesting period. The amounts amortized in fiscal 1995, 1994 and 1993 were $251,000, $286,000 and $371,000, respectively.

In fiscal 1994, the Stock Option Committee awarded converging stock options of 75,000 to certain key members of management under the 1988 Plan at a purchase price of $28 per share. At April 30, 1994, 325,000 options were outstanding. In fiscal year 1995, these options were canceled and new non-qualified stock options were granted to purchase 302,504 shares at a fair market value of $15.40 at the date of regrant. These options have accelerated vesting rights based upon the number of years the canceled converging options had been outstanding.

In addition to the 1988 Plan, the Company's 1980 Stock Option Plan (the "1980 Plan") authorized awards of stock options and stock appreciation rights; options expire 10 years from the date of grant and no further grants may be made under the 1980 Plan. The Company also maintains the 1993 Director Stock Option Plan (the "1993 Director Plan") and the 1989 Director Stock Option Plan (the "1989 Director Plan") which authorizes the issuance of up to 125,000 and 62,500 shares of common stock, respectively. Under the 1993 Director Plan, each director who is not a full-time officer or employee of the Company will receive annually a non-qualified option to purchase 1,250 shares of common stock. Under the 1989 Director Plan, each director who is not a full-time officer or employee of the Company is eligible to receive a non-qualified stock option in lieu of a portion of such director's compensation for each plan year. Options under both plans expire 10 years from the date of grant.

During fiscal years 1995, 1994 and 1993, the price range of options and grants exercised was $.80 to $16.70 per share and the price of restricted shares purchased was $.80 per share. As of April 29, 1995, the exercise price of options and grants outstanding under all the Company's stock option plans ranged from $.80 to $24.00. Changes in the number of shares under all such stock option plans are summarized as follows:

                                            1995          1994            1993
- ------------------------------------------------------------------------------
Outstanding at beginning of year       1,281,237     1,112,259         659,219
Granted                                  333,125       345,560         754,225
Exercised                                (50,537)      (57,894)         (4,481)
Canceled and SARs exercised             (426,328)     (118,688)       (296,704)
                                       ---------     ---------       ---------
Outstanding at year end                1,137,497     1,281,237       1,112,259
                                       ---------     ---------       ---------
                                       ---------     ---------       ---------
Exercisable at end of year               649,759       509,626         361,139
                                       ---------     ---------       ---------
                                       ---------     ---------       ---------
Available for grant at end of year       347,806       319,504         504,345
                                       ---------     ---------       ---------
                                       ---------     ---------       ---------

NOTE 9 PENSION AND PROFIT SHARING PLANS

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

Net pension expense for fiscal year 1995, 1994 and 1993 are included in the following components:

                                           1995           1994           1993
(DOLLARS IN THOUSANDS)                              (Restated)     (Restated)
- -----------------------------------------------------------------------------
Service cost -- benefits earned
 during the period                      $ 3,339        $ 3,965        $ 3,782
Interest cost on projected benefit
 obligation                               4,037          4,040          3,658
Actual return on plan assets             (4,886)        (4,626)        (5,463)
Net amortization and deferral               (71)           206          1,841
                                        -------------------------------------
Net pension expense                     $ 2,419        $ 3,585        $ 3,818
                                         ------------------------------------
                                         ------------------------------------


                               -PAGE NINETEEN-

The following table reconciles the pension plans' funded status to accrued expense as of April 29, 1995 and April 30, 1994.

                                                            1995          1994
(DOLLARS IN THOUSANDS)                                               (Restated)
- -------------------------------------------------------------------------------
Market value of plan assets in equities and bonds        $51,318       $46,908
                                                         ---------------------
Actuarial present value of accumulated benefits:
  Vested                                                  35,612        34,027
  Non-vested                                               2,171         2,318
Additional benefits based on estimated future
 salary levels                                             8,854        11,179
                                                          --------------------
Projected benefit obligation                              46,637        47,524
                                                          --------------------
Plan assets more (less) than projected benefit
 obligation                                                4,681          (616)
Unrecognized net obligation to be amortized over
 10 years                                                  1,788         1,757
Unrecognized net (gain) loss                              (8,298)       (2,724)
                                                          ---------------------
Accrued pension liability                                $(1,829)      $(1,583)
                                                          ---------------------
                                                          ---------------------


In fiscal year 1995, the Company changed certain of the assumptions affecting the determination of its annual pension contribution and expense. The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8.25 percent and 5 percent, respectively. The expected long-term rate of return on assets was 9.5 percent. Changes in the actuarial assumptions increased 1995 pre-tax earnings by $767,000.

For collectively bargained, multi-employer pension plans, contributions are made in accordance with negotiated labor contracts and generally are based on the number of hours worked. With the passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act"), the Company may, under certain circumstances, become subject to liabilities in excess of contributions made under collective bargaining agreements. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plans. The Company has not taken any action to terminate, withdraw or partially withdraw from these plans which would result in any material liability. Under the Act, liabilities would be based upon the Company's proportional share of each plan's unfunded vested benefits which have been estimated by the trustees of the funds to be approximately $5,107,000. The amount of accumulated benefits and net assets of such plans is not currently available to the Company. Total contributions charged to expense under all pension plans were $5,786,000, $5,325,000, and $5,583,000 for fiscal years 1995, 1994 and 1993, respectively.

The Company maintains an employees' savings and profit sharing plan under
Section 401(k) of the Internal Revenue Code for employees meeting certain age and service requirements (the "Plan"). In fiscal 1994, the Plan was amended to provide for a matching contribution by the Company. The Company's contribution is determined based on established performance objectives and is made in common stock in an amount equal to twenty-five percent (25%) of the first four percent (4%) of the participant's deferral contributions made during the Plan year. A matching contribution was provided for by the Company in fiscal 1995.

NOTE 10 COMMITMENTS AND CONTINGENCIES

The Company has change in control agreements with various officers which provide, among other things, that if, within two years after a change in control (as defined), the Company terminates the employment of the officer, other than for disability or cause, or if the officer elects to terminate his employment for good reason (as defined), the officer will receive 2.99 times the sum of the officer's base salary plus the amount that would otherwise be earned under any executive compensation plan.

In October 1994, the Company sold all of the stock of Tone Brothers, Inc.
(Tone) to Burns Philp, Inc. (Burns Philp). The sale agreement provides for arbitration in the case of a dispute and Burns Philp has filed a notice of arbitration in which it claims contract and fraud damages in excess of $57 million in connection with the purchase of Tone. In management's opinion, based on consultation with legal counsel, the sale agreement should limit any claims for breach of representations under the sale agreement to a maximum of $25 million.

The Company believes that it has substantial legal and factual defenses to the claims and intends to defend itself vigorously in the matter. A tentative arbitration date of February 5, 1996 has been established and investigation by counsel is currently in progress. The outcome of this matter is currently uncertain; however, in management's opinion, based on consultation with legal counsel, the resolution of this matter will not have a material effect on the Company's consolidated financial position or its results of operations.

                            - PAGE TWENTY -

The Company or its subsidiary are defendants in a number of cases currently in litigation or potential claims encountered in the normal course of business which are being vigorously defended. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 11  PREFERRED STOCK PURCHASE RIGHTS

At April 29, 1995, there were outstanding 14,597,599 rights to purchase Series A Junior Participating Preferred Stock. The rights were issued as a dividend on December 18, 1986 and as a result of the 5-for-4 stock splits paid in January 1989 and January 1995, each outstanding share of common stock is entitled to 0.64 rights. Each right entitles the holder to purchase from the Company a unit (one two-hundredth of a share) of Series A Junior Participating Preferred Stock, $.10 par value, at $100 per unit subject to adjustment. The rights are not exercisable or transferable apart from the common stock until 10 days after a person or group has acquired 25 percent or more, or makes a tender offer for 30 percent or more, of the Company's common stock. Each right will entitle the holder, under certain circumstances (a merger, acquisition of 25 percent or more of common stock of the Company by an acquiring person, self-dealing transactions by an acquiring person, or sale of 50 percent or more of the Company's assets or earning power), to acquire, at half the value, either common stock of the Company, a combination of cash, other property, common stock or other securities of the Company, or common stock of the acquiring person. Any such event would also result in any rights owned beneficially by the acquiring person or its affiliates becoming null and void. The rights expire December 18, 1996 and are redeemable prior to the time an acquiring person acquires 25 percent or more of the Company's common stock at one cent per right. At April 29, 1995, 50,000 shares of Series A Junior Participating Preferred Stock were authorized but unissued and were reserved for issuance upon exercise of the rights.

NOTE 12 QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited results of operations by quarter for each of the two years in the period ended April 29, 1995 are summarized below:


                                                   First    Second      Third     Fourth
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)  (Restated)
- ----------------------------------------------------------------------------------------
1995
Net sales                                      $380,378   $392,748   $379,601   $416,292
Cost of sales                                   298,912    308,702    300,685    332,992
Income from continuing operations                 2,123      3,987        896      2,370
Income (loss) from discontinued operations         (173)       310         --         --
Gain on disposal of discontinued operations          --     23,359         --         --
Net income                                        1,950     27,656        896      2,370
                                              ------------------------------------------
Earnings per share from continuing operations  $    .15   $    .27   $    .06   $    .16
Earnings (loss) per share
   from discontinued operations                    (.01)       .02         --         --
Earnings per share from gain on disposal
   of discontinued operations                        --       1.59         --         --
Earnings per share                                  .14       1.88        .06        .16
                                              ------------------------------------------
                                              ------------------------------------------


                                                   First    Second      Third     Fourth
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)  (Restated) (Restated) (Restated) (Restated)
- ----------------------------------------------------------------------------------------
1994
Net sales                                      $348,434   $367,731   $352,892   $375,169
Cost of sales                                   268,974    284,817    276,310    297,764
Income (loss) from continuing operations            711      2,283       (383)     1,510
Income from discontinued operations                 426      1,502        744        569
Extraordinary item                                   --     (1,444)        --         --
Net income                                        1,137      2,341        361      2,079
                                               -----------------------------------------
Earnings (loss) per share
   from continuing operations                  $    .04   $    .16   $   (.02)   $   .10
Earnings per share
   from discontinued operations                $    .04   $    .10   $    .04    $   .04
Loss per share from extraordinary item               --       (.10)        --         --
Earnings per share                                  .08        .16        .02        .14
                                               -----------------------------------------
                                               -----------------------------------------

NOTE 13  RESTATEMENT

As disclosed in Note 10, the Company disposed of its Tone Brothers, Inc.
(Tone) subsidiary in October 1994. The accompanying prior year financial statements have been restated to exclude Tone's net assets and operating results from the Company's continuing operations.

                            - PAGE TWENTY-ONE -

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RYKOFF-SEXTON, INC.:

     We have audited the accompanying consolidated balance sheets of Rykoff-Sexton, Inc. (a Delaware corporation) and its subsidiaries as of April 29, 1995 and April 30, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ending April 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rykoff-Sexton, Inc. and its subsidiaries as of April 29, 1995 and April 30, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 29, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes in 1993.

/s/ Arthur Andersen LLP

Los Angeles, California
June 9, 1995


                             - PAGE TWENTY-TWO -