Form 10-K, Exhibit 13
period 1996-04-27
RYKOFF SEXTON INC
filed 1996-07-26
CIK 85973

FINANCIAL HIGHLIGHTS                                       Rykoff-Sexton, Inc.


Fiscal Year                                                    1996           1995           1994
                                                           (52 Weeks)     (52 Weeks)     (52 Weeks)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                          (Restated)**
- ----------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                                  $1,789,478     $1,569,019     $1,444,226
Income (loss) from continuing operations
     before provision (benefit) for income
     taxes and extraordinary item                             (27,819)*       15,626          6,926
Provision (benefit) for income taxes                          (11,039)         6,250          2,805
Income (loss) from continuing operations
     before extraordinary item                                (16,780)         9,376          4,121
Income (loss) before extraordinary item                       (16,780)        32,872          7,362
Net income (loss)                                             (16,780)        32,872          5,918
Earnings (loss) per share from continuing
     operations before extraordinary item                  $    (1.12)    $      .64     $      .28
Earnings (loss) per share before extraordinary item             (1.12)          2.24            .50
Earnings (loss) per share                                       (1.12)          2.24            .40
                                                         -------------------------------------------
AT YEAR END
Total assets                                               $  611,856     $  524,068     $  470,018
Working capital                                                90,307        161,616        154,641
Current ratio                                                   1.3:1          2.0:1          2.2:1
Shareholders' equity                                          192,500        206,540        173,307
Shareholders' equity per share                             $    12.99     $    14.15     $    11.91
Common shares outstanding                                      14,817         14,598         14,547
                                                         -------------------------------------------

* INCLUDES THE EFFECT OF ADOPTING STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121.
** AMOUNTS RESTATED TO REFLECT SALE OF DISCONTINUED TONE BROTHERS, INC. SUBSIDIARY IN OCTOBER 1994. PER SHARE DATA RESTATED TO REFLECT A 25% STOCK SPLIT IN JANUARY 1995.


DIVIDEND RECORD

Fiscal Year                                                     1996           1995            1994
- ----------------------------------------------------------------------------------------------------

CASH DIVIDENDS PER SHARE
First Quarter                                                 $   ---        $   ---        $   ---
Second Quarter                                                    .03            ---            ---
Third Quarter                                                     ---            ---            ---
Fourth Quarter                                                    .03            .03            ---
                                                         -------------------------------------------


STOCK PRICE DATA

MARKET PRICE OF COMMON STOCK
The following table sets forth the closing high and low market prices per share of Rykoff-Sexton, Inc.'s common stock. The Company's common stock is listed on the New York Stock Exchange under the trading symbol RYK.


Fiscal Year                                        1996                1995               1994
                                              Low      High       Low      High       Low      High
- ----------------------------------------------------------------------------------------------------
First quarter                              17 1/4    20 5/8    14 3/8    16 7/8    11        12 7/8
Second quarter                             19 5/8    24 5/8    15        17 7/8    12 1/2    14 7/8
Third quarter                              15 5/8    22 1/2    15 7/8    16 3/4    14 5/8    17 3/4
Fourth quarter                             13 7/8    16 1/4    14 7/8    17 7/8    14 3/4    17 5/8
                                        ------------------------------------------------------------

THE COMPANY ESTIMATES THAT THERE ARE APPROXIMATELY 5,500 SHAREHOLDERS, INCLUDING THOSE THROUGH NOMINEES, AS OF JUNE 1996.

TEN YEAR SUMMARY OF OPERATIONS AND FINANCIAL HIGHLIGHTS

Fiscal Year                                                              1996           1995           1994
                                                                    (52 weeks)     (52 weeks)     (52 weeks)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                                  (Restated)(6)
- -------------------------------------------------------------------------------------------------------------
Net sales                                                          $1,789,478     $1,569,019     $1,444,226
Gross profit                                                          349,117        327,728        316,361
Warehouse, selling, general and administrative expenses               336,337        301,235        297,489
Interest expense, net of interest income                               17,340         10,867         11,946
Income (loss) from continuing operations before provision (benefit)
     for income taxes and extraordinary item(4) (7)                   (27,819)        15,626          6,926
Provision (benefit) for income taxes
     Federal                                                           (9,180)         4,828          2,175
     State                                                             (1,859)         1,422            630
Income (loss) from continuing operations before extraordinary item    (16,780)         9,376          4,121
Income (loss) before extraordinary item                               (16,780)        32,872          7,362
Net income (loss)(5)                                                  (16,780)        32,872          5,918
Earnings (loss) per share (1)
     Income (loss) from continuing operations before
       extraordinary item(4) (7)                                   $    (1.12)    $      .64      $     .28
     Income (loss) before extraordinary item                            (1.12)          2.24            .50
     Net income (loss) (5)                                              (1.12)          2.24            .40

Cash dividends                                                            884            437            ---
Cash dividends per share (2)                                       $      .06     $      .03      $     ---
Average shares outstanding (1)                                         14,941         14,730         14,601
                                                              ----------------------------------------------
Total assets                                                       $  611,856     $  524,068      $ 470,018
Working capital                                                        90,307        161,616        154,641
Current ratio                                                           1.3:1          2.0:1          2.2:1
Long-term debt  (3)                                                   135,081        146,536        151,227
Shareholders' equity                                                  192,500        206,540        173,307
Shareholders' equity per share (1)                                 $    12.99     $    14.15      $   11.91
Common shares outstanding (1)                                          14,817         14,598         14,547
                                                              ----------------------------------------------


(1) ADJUSTED TO REFLECT 5-FOR-4 STOCK SPLITS DISTRIBUTED ON JANUARY 24, 1995 AND JANUARY 16, 1989. WHEN CONVERTIBLE SUBORDINATED DEBENTURES WERE OUTSTANDING, FULLY DILUTED EARNINGS PER SHARE WERE $.72 IN 1987.

(2) THE CASH DIVIDENDS PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE 5-FOR-4 STOCK SPLITS DISCUSSED IN NOTE (1). THE CASH DIVIDENDS PER SHARE, BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF THE DATES OF THE CASH DIVIDENDS, WERE $.64 FOR 1988 AND $.60 FOR 1987.

(3) INCLUDED IN LONG-TERM DEBT ARE CONVERTIBLE SUBORDINATED DEBENTURES IN THE AMOUNT OF $60,000,000 IN 1987, AND OBLIGATIONS UNDER CAPITAL LEASES OF $944,000, $1,340,000, $1,744,000 AND $2,129,000 FOR 1990, 1989, 1988 AND 1987,
RESPECTIVELY.

(4) FOR 1993, THIS ITEM INCLUDES A ONE-TIME PRE-TAX RESTRUCTURING CHARGE OF $31 MILLION ($1.34 PER SHARE ON AN AFTER TAX BASIS). FOR 1996, THE REMAINING UNUTILIZED RESTRUCTURING RESERVE OF $6.4 MILLION WAS CREDITED INTO INCOME ($.26 PER SHARE ON AN AFTER TAX BASIS).

(5) FOR 1994, THIS ITEM INCLUDES THE WRITE-OFF OF DEFERRED FINANCE COSTS OF $2,447,000 ($1,444,000, NET OF INCOME TAX BENEFIT OF $1,003,000 OR $.10 PER
SHARE), FOR 1993, THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES FOR $732,000 OR $.05 PER SHARE AND, FOR 1992, A PROVISION FOR LITIGATION SETTLEMENT OF $4,350,000 ($2,610,000, NET OF INCOME TAX BENEFIT OF $1,740,000 OR $.18 PER SHARE).

(6) AMOUNTS RESTATED TO REFLECT SALE OF DISCONTINUED TONE BROTHERS, INC. SUBSIDIARY IN OCTOBER 1994.

(7) FOR 1996, THIS ITEM INCLUDES THE EFFECT OF THE ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121 OF $29.7 MILLION ($1.19 PER SHARE ON AN AFTER TAX BASIS).

                                                                         1993           1992           1991
                                                                     (52 weeks)     (53 weeks)     (52 weeks)
                                                                  (Revised) (6)  (Revised) (6)  (Revised) (6)
- -------------------------------------------------------------------------------------------------------------
Net sales                                                           1,412,943      1,447,305      1,404,770
Gross profit                                                          313,823        337,163        329,113
Warehouse, selling, general and administrative expenses               308,774        313,646        299,131
Interest expense, net of interest income                               12,401         10,301          8,512
Income (loss) from continuing operations before provision
     (benefit) for income taxes and extraordinary item(4) (7)         (38,352)        13,216         21,470
Provision (benefit) for income taxes
     Federal                                                          (12,465)         4,083          6,635
     State                                                             (1,737)         1,203          1,953
Income (loss) from continuing operations before
     extraordinary item                                               (24,150)         7,930         12,882
Income (loss) before extraordinary item                               (19,692)        10,006         13,823
Net income (loss)(5)                                                  (18,960)        10,006         13,823
Earnings (loss) per share (1)
     Income (loss) from continuing operations before            $       (1.66)          0.55           0.89
     extraordinary item(4) (7)                                          (1.35)          0.69           0.95
     Income (loss) before extraordinary item
     Net income (loss) (5)                                              (1.30)          0.69           0.95

Cash dividends                                                          3,771          6,951          6,968
Cash dividends per share (2)                                             0.26           0.48           0.48

Average shares outstanding (1)                                         14,508         14,521         14,515
                                                              ----------------------------------------------
Total assets                                                          448,411        471,879        397,536
Working capital                                                       143,372        156,822        160,059
Current ratio                                                           2.2:1          2.2:1          2.5:1
Long-term debt  (3)                                                   144,669        139,333         91,028
Shareholders' equity                                                  166,704        189,703        185,863
Shareholders' equity per share (1)                             $        11.50          13.09          12.86
Common shares outstanding (1)                                          14,490         14,498         14,450
                                                               ----------------------------------------------


(1) ADJUSTED TO REFLECT 5-FOR-4 STOCK SPLITS DISTRIBUTED ON JANUARY 24, 1995 AND JANUARY 16, 1989. WHEN CONVERTIBLE SUBORDINATED DEBENTURES WERE OUTSTANDING, FULLY DILUTED EARNINGS PER SHARE WERE $.72 IN 1987.

(2) THE CASH DIVIDENDS PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE 5-FOR-4 STOCK SPLITS DISCUSSED IN NOTE (1). THE CASH DIVIDENDS PER SHARE, BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF THE DATES OF THE CASH DIVIDENDS, WERE $.64 FOR 1988 AND $.60 FOR 1987.

(3) INCLUDED IN LONG-TERM DEBT ARE CONVERTIBLE SUBORDINATED DEBENTURES IN THE AMOUNT OF $60,000,000 IN 1987, AND OBLIGATIONS UNDER CAPITAL LEASES OF $944,000, $1,340,000, $1,744,000 AND $2,129,000 FOR 1990, 1989, 1988 AND 1987,
RESPECTIVELY.

(4) FOR 1993, THIS ITEM INCLUDES A ONE-TIME PRE-TAX RESTRUCTURING CHARGE OF $31 MILLION ($1.34 PER SHARE ON AN AFTER TAX BASIS). FOR 1996, THE REMAINING UNUTILIZED RESTRUCTURING RESERVE OF $6.4 MILLION WAS CREDITED INTO INCOME ($.26 PER SHARE ON AN AFTER TAX BASIS).

(5) FOR 1994, THIS ITEM INCLUDES THE WRITE-OFF OF DEFERRED FINANCE COSTS OF $2,447,000 ($1,444,000, NET OF INCOME TAX BENEFIT OF $1,003,000 OR $.10 PER
SHARE), FOR 1993, THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES FOR $732,000 OR $.05 PER SHARE AND, FOR 1992, A PROVISION FOR LITIGATION SETTLEMENT OF $4,350,000 ($2,610,000, NET OF INCOME TAX BENEFIT OF $1,740,000 OR $.18 PER SHARE).

(6) AMOUNTS RESTATED TO REFLECT SALE OF DISCONTINUED TONE BROTHERS, INC. SUBSIDIARY IN OCTOBER 1994.

(7) FOR 1996, THIS ITEM INCLUDES THE EFFECT OF THE ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121 OF $29.7 MILLION ($1.19 PER SHARE ON AN AFTER TAX BASIS).


                                                                         1990           1989           1988
                                                                     (52 weeks)     (52 weeks)     (52 weeks)
                                                                  (Revised) (6)  (Revised) (6)
Net sales                                                           1,356,561      1,293,461      1,143,275
Gross profit                                                          325,014        307,789        278,021
Warehouse, selling, general and administrative expenses               295,773        266,351        240,798
Interest expense, net of interest income                                9,706          7,175          8,001
Income (loss) from continuing operations before provision
     (benefit) for income taxes and extraordinary item(4) (7)          19,535         34,263         29,222
Provision (benefit) for income taxes
     Federal                                                            6,036         10,382          9,644
     State                                                              1,778          3,314          3,214
Income (loss) from continuing operations before
     extraordinary item                                                11,721         20,567         16,364
Income (loss) before extraordinary item                                11,293         20,567         16,364
Net income (loss)(5)                                                   11,293         20,567         16,364
Earnings (loss) per share (1)
     Income (loss) from continuing operations before
     extraordinary item(4) (7)                                   $       0.80   $       1.40   $       1.22
     Income (loss) before extraordinary item                             0.77           1.40           1.22
     Net income (loss) (5)                                               0.77           1.40           1.22

Cash dividends                                                          7,069          6,740          5,655
Cash dividends per share (2)                                             0.48           0.46           0.42
Average shares outstanding (1)                                         14,739         14,735         13,371
                                                               ----------------------------------------------
Total assets                                                          399,343        392,386        325,762
Working capital                                                       166,687        172,536        165,902
Current ratio                                                           2.6:1          2.8:1          3.2:1
Long-term debt  (3)                                                   107,201        110,866         77,777
Shareholders' equity                                                  180,422        178,605        163,863
Shareholders' equity per share (1)                               $      12.39   $      12.10   $      11.14
Common shares outstanding (1)                                          14,561         14,760         14,713
                                                               ----------------------------------------------




(1) ADJUSTED TO REFLECT 5-FOR-4 STOCK SPLITS DISTRIBUTED ON JANUARY 24, 1995 AND JANUARY 16, 1989. WHEN CONVERTIBLE SUBORDINATED DEBENTURES WERE OUTSTANDING, FULLY DILUTED EARNINGS PER SHARE WERE $.72 IN 1987.

(2) THE CASH DIVIDENDS PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE 5-FOR-4 STOCK SPLITS DISCUSSED IN NOTE (1). THE CASH DIVIDENDS PER SHARE, BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF THE DATES OF THE CASH DIVIDENDS, WERE $.64 FOR 1988 AND $.60 FOR 1987.

(3) INCLUDED IN LONG-TERM DEBT ARE CONVERTIBLE SUBORDINATED DEBENTURES IN THE AMOUNT OF $60,000,000 IN 1987, AND OBLIGATIONS UNDER CAPITAL LEASES OF $944,000, $1,340,000, $1,744,000 AND $2,129,000 FOR 1990, 1989, 1988 AND 1987,
RESPECTIVELY.

(4) FOR 1993, THIS ITEM INCLUDES A ONE-TIME PRE-TAX RESTRUCTURING CHARGE OF $31 MILLION ($1.34 PER SHARE ON AN AFTER TAX BASIS). FOR 1996, THE REMAINING UNUTILIZED RESTRUCTURING RESERVE OF $6.4 MILLION WAS CREDITED INTO INCOME ($.26 PER SHARE ON AN AFTER TAX BASIS).

(5) FOR 1994, THIS ITEM INCLUDES THE WRITE-OFF OF DEFERRED FINANCE COSTS OF $2,447,000 ($1,444,000, NET OF INCOME TAX BENEFIT OF $1,003,000 OR $.10 PER
SHARE), FOR 1993, THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES FOR $732,000 OR $.05 PER SHARE AND, FOR 1992, A PROVISION FOR LITIGATION SETTLEMENT OF $4,350,000 ($2,610,000, NET OF INCOME TAX BENEFIT OF $1,740,000 OR $.18 PER SHARE).

(6) AMOUNTS RESTATED TO REFLECT SALE OF DISCONTINUED TONE BROTHERS, INC. SUBSIDIARY IN OCTOBER 1994.

(7) FOR 1996, THIS ITEM INCLUDES THE EFFECT OF THE ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121 OF $29.7 MILLION ($1.19 PER SHARE ON AN AFTER TAX BASIS).








                                                           Rykoff-Sexton, Inc.

                                                                         1987
                                                                     (52 weeks)
- -------------------------------------------------------------------------------
Net sales                                                          $1,081,648
Gross profit                                                          261,009
Warehouse, selling, general and administrative expenses               232,582
Interest expense, net of interest income                               11,920
Income (loss) from continuing operations before provision
     (benefit) for income taxes and extraordinary item(4) (7)          16,507
Provision (benefit) for income taxes
     Federal                                                            6,759
     State                                                              1,747
Income (loss) from continuing operations before extraordinary item      8,001
Income (loss) before extraordinary item                                 8,001
Net income (loss)(5)                                                    8,001
Earnings (loss) per share (1)
     Income (loss) from continuing operations before
     extraordinary item(4) (7)                                     $     0.73
     Income (loss) before extraordinary item                             0.73
     Net income (loss) (5)                                               0.73

Cash dividends                                                          4,166
Cash dividends per share (2)                                             0.38
Average shares outstanding (1)                                         10,929
                                                              ---------------
Total assets                                                          307,175
Working capital                                                       154,475
Current ratio                                                           3.3:1
Long-term debt  (3)                                                   138,339
Shareholders' equity                                                   94,463
Shareholders' equity per share (1)                                 $     8.71
Common shares outstanding (1)                                          10,851
                                                              ---------------


(1) ADJUSTED TO REFLECT 5-FOR-4 STOCK SPLITS DISTRIBUTED ON JANUARY 24, 1995 AND JANUARY 16, 1989. WHEN CONVERTIBLE SUBORDINATED DEBENTURES WERE OUTSTANDING, FULLY DILUTED EARNINGS PER SHARE WERE $.72 IN 1987.

(2) THE CASH DIVIDENDS PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE 5-FOR-4 STOCK SPLITS DISCUSSED IN NOTE (1). THE CASH DIVIDENDS PER SHARE, BASED ON THE NUMBER OF SHARES OUTSTANDING AS OF THE DATES OF THE CASH DIVIDENDS, WERE $.64 FOR 1988 AND $.60 FOR 1987.

(3) INCLUDED IN LONG-TERM DEBT ARE CONVERTIBLE SUBORDINATED DEBENTURES IN THE AMOUNT OF $60,000,000 IN 1987, AND OBLIGATIONS UNDER CAPITAL LEASES OF $944,000, $1,340,000, $1,744,000 AND $2,129,000 FOR 1990, 1989, 1988 AND 1987,
RESPECTIVELY.

(4) FOR 1993, THIS ITEM INCLUDES A ONE-TIME PRE-TAX RESTRUCTURING CHARGE OF $31 MILLION ($1.34 PER SHARE ON AN AFTER TAX BASIS). FOR 1996, THE REMAINING UNUTILIZED RESTRUCTURING RESERVE OF $6.4 MILLION WAS CREDITED INTO INCOME ($.26 PER SHARE ON AN AFTER TAX BASIS).

(5) FOR 1994, THIS ITEM INCLUDES THE WRITE-OFF OF DEFERRED FINANCE COSTS OF $2,447,000 ($1,444,000, NET OF INCOME TAX BENEFIT OF $1,003,000 OR $.10 PER
SHARE), FOR 1993, THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES FOR $732,000 OR $.05 PER SHARE AND, FOR 1992, A PROVISION FOR LITIGATION SETTLEMENT OF $4,350,000 ($2,610,000, NET OF INCOME TAX BENEFIT OF $1,740,000 OR $.18 PER SHARE).

(6) AMOUNTS RESTATED TO REFLECT SALE OF DISCONTINUED TONE BROTHERS, INC. SUBSIDIARY IN OCTOBER 1994.

(7) FOR 1996, THIS ITEM INCLUDES THE EFFECT OF THE ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121 OF $29.7 MILLION ($1.19 PER SHARE ON AN AFTER TAX BASIS).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of the Company's results of operations and financial condition includes the accompanying consolidated financial statements and notes thereto and the following additional information.

RESULTS OF OPERATIONS - FISCAL 1996 VERSUS FISCAL 1995

The Company's key strategic objectives include becoming a top three broadline distributor in each of its markets, and making selected acquisitions that strengthen its market position and financial results. Consistent with this strategy, the Company acquired substantially all the assets of Continental Foods, Inc. ("Continental") during the fourth quarter in fiscal 1995 and substantially all of the assets of H & O Foods, Inc. ("H & O") in the third quarter of fiscal 1996. Operating results for Continental and H & O have been included since the dates of their acquisitions, which were February 21, 1995 and November 1, 1995, respectively. Shortly after the close of fiscal 1996, the Company completed its acquisition of US Foodservice Inc., creating the third largest broadline foodservice distribution company in the United States, with annualized sales of approximately $3.5 billion. This important acquisition further positions the Company to achieve its strategic objectives.

Sales for fiscal 1996 advanced 14.1% to $1.8 billion from $1.6 billion last year. Excluding acquisitions, sales on a "same branch" basis for the fiscal year advanced 4%. Growth of same branch sales was hampered by the move to the new Los Angeles distribution center, a slowdown in sales growth at various locations throughout the country, and by severe winter weather conditions throughout the East and Midwest regions. Sales of Continental and H & O contributed significantly to the overall sales growth in fiscal 1996.

The gross profit margin declined to 19.5% in fiscal 1996 from 20.9% in fiscal 1995. This decline reflects several factors, including the impact of the acquisitions of the broadline distributors, Continental and H & O, which have lower gross margins than the remainder of the Company, and the continuing transition by the Company from a niche distributor to a broadline distributor, providing customers with an expanded selection of product categories, including fresh meats, produce and seafood, that typically carry lower margins. Also, as part of this transition to broadline, a portion of the sales increase reflected increased sales to customers under special program pricing arrangements. Gross margins in the fourth quarter of fiscal 1996 were additionally affected by inventory realignments brought on in part by the continuing transition of the Company from a centralized to a decentralized structure, as well as in preparation for the merger.

Warehouse, selling, general and administrative expenses as a percentage of sales for fiscal 1996 were 18.8% compared with 19.2% a year ago. While operating expenses as a percentage of sales in fiscal 1996 were lower compared to fiscal 1995, they did not decrease as much as was expected due primarily to the impact of the move to the Company's new Los Angeles distribution center. The start-up of this facility, which accounts for approximately 21% of the Company's total sales volume, took longer and was more costly than originally anticipated. Total operating expenses were also impacted by higher operating expenses in the fourth quarter resulting from bad debt and insurance related expenses, as well as the initial impact of the operational restructuring to facilitate the merger. These additional costs were partially offset by the reversal of restructuring reserves in the second quarter of fiscal 1996 (see discussion in next paragraph). Additionally, the two acquired locations have lower expenses as a percentage of sales than the overall Company.

During fiscal 1993 the Company recorded a restructuring charge of $31 million to cover costs associated with a planned business reorganization. This reorganization was completed during the second quarter of the current year.
With the completion of the reorganization program, the Company reversed the remaining unused portion of the original $31 million charge. This unused portion, totaling $6.4 million, partly offsets expenses associated with the relocation of the Los Angeles distribution center included in warehouse, selling, general and administrative expenses.

In the fourth quarter of fiscal 1996, the Company adopted the requirements of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which is intended to establish more consistent accounting standards for measuring the recoverability of long-lived assets. To comply with this new accounting requirement, the Company identified all owned properties where there has been, or there is expected to be, a change in use in the recent past or foreseeable future which could affect the net recoverability of these assets. The net book values of these identified assets were compared to estimated current market values and future cash flows (for long-lived assets in use), to determine whether there may have been impairment in values. The adoption of SFAS 121 resulted in the Company recording a non-cash pretax charge of $29.7 million.

Net interest expense for fiscal 1996 increased $6.5 million from fiscal 1995. The increase in interest expense was primarily due to higher borrowing levels, and the reduction in capitalized interest resulting from placing into service the newly constructed Los Angeles and Cincinnati facilities. Higher borrowing levels resulted from capital expenditures for the new distribution facilities, the acquisitions of Continental and H & O, and increased receivables and inventory levels due predominately to sales growth.

RESULTS OF OPERATIONS - FISCAL 1995 VERSUS FISCAL 1994

In fiscal 1995, the Company's sales increased by 8.6 percent from $1.4 billion in the prior year. This sales growth was attributable to the Company's sales and marketing strategies combined with new product lines, and was achieved despite the impact of severe weather in January and February 1995 throughout the West Coast region.

The gross profit margin for fiscal 1995 declined to 20.9% from 21.9% in fiscal 1994 primarily due to new product lines, changes in customer mix, the implementation of new sales promotion programs and cost increases in certain product categories.

Warehouse, selling, general and administrative expenses as a percentage of sales for fiscal 1995 were 19.2% compared with 20.6% a year ago. This primarily resulted from increased vendor support programs and improved operating efficiencies. The decrease in operating expenses in fiscal 1995 also resulted from the effect of changes in actuarial assumptions affecting the determination of the Company's annual pension contribution and expense. These changes increased 1995 pre-tax earnings by approximately $0.8 million.

Net interest expense for fiscal 1995 decreased by $1.1 million from the prior fiscal year, primarily due to increased capitalized interest and interest income.

In fiscal 1995, the Company sold its Tone Brothers, Inc. subsidiary, which resulted in a recognized gain of $23.4 million.

RESULTS OF OPERATIONS - OUTLOOK FOR FISCAL 1997

The recently completed merger with US Foodservice provides the Company with an added avenue to improve operating results. With new management in place, the consolidation of certain overlapping facilities and plans to achieve other significant operating efficiencies and marketing benefits are well underway.

In connection with the merger and related integration process, the Company has set an objective of achieving cost savings in excess of $10 million in fiscal 1997. Management believes that the bulk of these cost savings should be derived primarily from enhanced purchasing leverage and more favorable sales and marketing allowances; opportunities to increase sales of self-manufactured items; and elimination of costs associated with redundant departments and functions. The operations of US Foodservice are performing well and are expected to contribute significantly to the Company's long term growth. For the three months ended March 30, 1996, US Foodservice had sales of $412.1 million and income from operations of $11.1 million, compared with sales of $391.3 million and income from operations of $9.5 million for the comparable prior year period.

In conjunction with the merger, the Company changed its fiscal year to the Saturday closest to June 30 from the Saturday closest to April 30, to conform its quarterly reporting schedule with other companies in the foodservice industry. As part of the consolidation process, the Company will record various one-time charges of approximately $60 to $70 million in the two-month period prior to the start of the Company's newly adopted fiscal year. These charges are primarily attributable to closures of duplicate facilities, product consolidation, realignment of inventory, severance and other related integration costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company financed growth in fiscal 1996 primarily through borrowings on its bank credit line and, to a lesser extent, through new equity issues arising from
employee stock options.   Net cash used in operations totaled about $15.3
million. In fiscal 1995 and 1994, net cash provided by operations amounted to $12.0 million and $21.5 million, respectively. Sales increases resulting primarily from acquisitions contributed to increases in accounts receivable and inventories in fiscal 1996.

As more fully discussed in Note 14 to the financial statements, the Company refinanced its debt in conjunction with its merger with US Foodservice. Under the new Credit Agreement, the Company has commitments from commercial banks and other lenders to provide a revolving line of credit up to $150 million. As of the closing date of the merger on May 17, 1996, the unused balance of this facility was approximately $100 million. The Company has principally used its bank credit line for capital expenditures, debt repayment, payment of dividends, as well as acquisitions. Going forward, the Company expects that its future capital expenditures, debt payments and cash dividends will be financed through a combination of cash flow generated from operating activities and use of its credit line.

In fiscal 1996, the Company invested $43.9 million in capital expenditures, compared to $52.9 million and $ 18.3 million, respectively in fiscal 1995 and 1994. Construction of the new Los Angeles distribution center, for a total cost of approximately $45 million, began in fiscal 1995 and was completed in fiscal 1996. The Company has ongoing plans to incur capital expenditures, which may include construction of new and more efficient distribution centers and expansion of freezer and cooler facilities.

As a result of the fiscal 1996 tax operating loss, the Company expects to receive tax refunds of approximately $5.6 million.

The non-cash charge of $29.7 million resulting from the adoption of SFAS 121 does not have an effect on the Company's liquidity and capital resources. As the combination of the merged operations progresses, the Company expects to make one-time payments for severance and integration costs. These payments have been considered in the one-time charges to be recorded in the two-month transition period.

Management believes that the Company will be able to generate cash flows from operations, and have sufficient capital resources for the foreseeable future to meet its operating needs, debt obligations and other cash outlays.

The Company believes that the outcome of the arbitration proceedings described in Note 10 to the financial statements will not have a significant impact on its liquidity and capital resources.

CURRENT AND PENDING ACCOUNTING CHANGE

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt this Statement no later than June 30, 1997. This Statement encourages companies to recognize expense for stock options at an estimated fair value based on an option pricing model. If expense is not recognized for stock options, pro forma footnote disclosure is required of what net income and earnings per share would have been under the Statement's approach to valuing and expensing stock options. Certain other new disclosures will be required. The Company will implement the provisions of this Statement in fiscal 1997 and its impact has not yet been evaluated.

CONSOLIDATED STATEMENTS OF OPERATIONS                       Rykoff-Sexton, Inc.

Years Ended                                              April 27, 1996    April 29, 1995     April 30, 1994
                                                           (52 weeks)         (52 weeks)         (52 weeks)
(Dollars in thousands, except per share data)                                                    (Restated)
- ------------------------------------------------------------------------------------------------------------
Net sales                                                  $1,789,478         $1,569,019         $1,444,226
Cost of sales                                               1,440,361          1,241,291          1,127,865
                                                           --------------------------------------------------
Gross profit                                                  349,117            327,728            316,361
Warehouse, selling, general and administrative expenses       336,337            301,235            297,489
Reversal of restructuring reserves                             (6,441)               ---                ---
Impairment of long-lived assets                                29,700                ---                ---
                                                           --------------------------------------------------
Income (loss) from operations                                 (10,479)            26,493             18,872
Interest income                                                   584                267                 40
Interest expense                                               17,924             11,134             11,986
                                                           --------------------------------------------------
Income (loss) from continuing operations before provision
     (benefit) for income taxes and extraordinary item        (27,819)            15,626              6,926
Provision  (benefit) for income taxes                         (11,039)             6,250              2,805
                                                           --------------------------------------------------
Income (loss) from continuing operations before
     extraordinary item                                       (16,780)             9,376              4,121
Discontinued operations:
     Income from discontinued operations,
       net of income taxes of $95 and $2,207                      ---                137              3,241
     Gain on disposal of discontinued operations,
       net of income taxes of $15,687                             ---             23,359                ---
                                                           --------------------------------------------------
Income (loss) before extraordinary item                       (16,780)            32,872              7,362
Extraordinary item, net of income taxes                           ---                ---             (1,444)
                                                           --------------------------------------------------
Net income (loss)                                           $ (16,780)       $    32,872       $      5,918
                                                           --------------------------------------------------
                                                           --------------------------------------------------
Earnings per share
     Income (loss) from continuing operations before
          extraordinary item                                $   (1.12)       $       .64       $        .28
     Income from discontinued operations                          ---                .01                022
     Gain on disposal of discontinued operations                  ---               1.59                ---
                                                           --------------------------------------------------
     Income (loss) before extraordinary item                    (1.12)              2.24                .50
     Extraordinary item                                           ---                ---               (.10)
                                                           --------------------------------------------------
     Net income (loss)                                      $   (1.12)       $      2.24       $        .40
                                                           --------------------------------------------------
                                                           --------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


CONSOLIDATED BALANCE SHEETS                                                              Rykoff-Sexton, Inc.

(Dollars in thousands)                                                     April 27, 1996    April 29, 1995
- ------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                      $   10,825        $    4,959
Accounts receivable, less reserves of
   $5,401 in 1996 and $3,996 in 1995                                              182,312           151,379
Inventories                                                                       152,805           138,122
Prepaid expenses                                                                   27,104            24,979
                                                                               ------------------------------
      Total current assets                                                        373,046           319,439
                                                                               ------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
Land, buildings and improvements                                                  139,481           149,395
Transportation equipment                                                           30,220            35,602
Office, warehouse and manufacturing equipment                                     142,347           127,353
                                                                               ------------------------------
                                                                                  312,048           312,350
Less: accumulated depreciation and amortization                                  (134,130)         (137,397)
                                                                               ------------------------------
                                                                                  177,918           174,953
                                                                               ------------------------------

OTHER ASSETS, NET
Goodwill                                                                           41,188            21,920
Other                                                                              19,704             7,756
                                                                               ------------------------------
                                                                                   60,892            29,676
                                                                               ------------------------------
     Total                                                                       $611,856          $524,068
                                                                               ------------------------------
                                                                               ------------------------------

LIABILITIES AND SHAREHOLDERS'  EQUITY

CURRENT LIABILITIES
Short-term debt                                                                 $  94,000         $     ---
Accounts payable                                                                  120,828            97,623
Accrued payroll                                                                    10,919            11,357
Accrued insurance expenses & other                                                 11,630            17,592
Accrued liabilities                                                                25,654            31,062
Current portion of long-term debt                                                  19,708               189
                                                                               ------------------------------
     Total current liabilities                                                    282,739           157,823
                                                                               ------------------------------

NON-CURRENT LIABILITIES
Long-term debt, less current portion                                              135,081           146,536
Deferred income taxes                                                                 ---            11,073
Other long-term liabilities                                                         1,536             2,096
                                                                               ------------------------------

SHAREHOLDERS' EQUITY
Preferred stock, $.10 par value---
          Authorized---10,000,000 shares; Outstanding---none                          ---               ---
Common stock, $.10 par value
          Authorized---40,000,000 shares; Outstanding---14,817,247
             shares in 1996 and 14,597,599 shares in 1995                           1,513             1,498
Additional paid-in capital                                                         95,236            92,507
Retained earnings                                                                  99,497           117,161
                                                                               ------------------------------
                                                                                  196,246           211,166
Less: treasury stock, at cost                                                       3,746             4,626
                                                                               ------------------------------
                                                                                  192,500           206,540
                                                                               ------------------------------
     Total                                                                       $611,856          $524,068
                                                                               ------------------------------
                                                                               ------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.


CONSOLIDATED STATEMENTS OF CASH FLOWS                                                    Rykoff-Sexton, Inc.

Years Ended                                            April 27, 1996     April 29, 1995     April 30, 1994
                                                           (52 weeks)         (52 weeks)         (52 weeks)
(Dollars in thousands)                                                                           (Restated)
- ------------------------------------------------------------------------------------------------------------
Cash flows from operating activities---
     Net income (loss)                                       $(16,780)           $32,872            $ 5,918
     Adjustments to reconcile net income to net cash
          provided by operating activities---
          Extraordinary item                                      ---                ---              1,444
          Impairment of long-lived assets                      29,700                ---                ---
          Net income from discontinued operations                 ---               (137)            (3,241)
          Depreciation and amortization                        20,089             16,863             19,428
          Gain on disposal of discontinued operations             ---            (23,359)               ---
          Gain on sale of property, plant and equipment        (1,304)              (597)               ---
          Increase (decrease) in deferred income taxes         (4,477)            (2,823)               552
          Other                                                  (561)              (475)               ---
          Changes in assets and liabilities, net of working
               capital acquired ---
               (Increase) in accounts receivable              (22,001)            (4,717)           (11,959)
               (Increase) in inventories                       (6,474)           (13,245)            (7,079)
               (Increase) decrease in prepaid expenses        (13,289)            (1,287)               406
               Increase (decrease) in accounts payable
                 and accrued liabilities                         (183)             8,921             15,996
                                                             ------------------------------------------------
               Net cash (used in) provided by
                 operating activities                         (15,280)            12,016             21,465
                                                             ------------------------------------------------

Cash flows used in investing activities ---
     Capital expenditures                                     (43,927)           (52,935)           (18,283)
     Proceeds from sale and lease back transactions             2,247              2,955              6,786
     Net cash used in discontinued operations                     ---            (30,002)               (29)
     Proceeds from sale of assets of discontinued operations      ---             96,000                ---
     Cost of acquisitions                                      (8,726)           (24,836)               ---
     Increase in other assets                                  (6,255)              (956)              (200)
                                                             ------------------------------------------------
              Net cash used in investing activities           (56,661)            (9,774)           (11,726)
                                                             ------------------------------------------------

Cash flows from financing activities---
     Increase (decrease) under credit line                     80,000             (7,000)             6,000
     Principal payments of long-term debt                      (3,433)              (226)              (282)
     Issuance of 8 7/8% Senior Subordinated Notes                 ---                ---            128,943
     Repayment of 8.60% Senior Notes                              ---                ---           (137,500)
     Payment of finance costs                                  (1,500)              (249)            (6,000)
     Issuance of common stock                                   3,629                804                686
     Dividends paid                                              (884)              (437)               ---
     Purchase of treasury stock                                    (5)                (5)                (1)
                                                             ------------------------------------------------
          Net cash provided by (used in) financing
           activities                                          77,807             (7,113)            (8,154)
                                                             ------------------------------------------------
Net increase (decrease) in cash and cash equivalents            5,866             (4,871)             1,585
Cash and cash equivalents at beginning of year                  4,959              9,830              8,245
                                                             ------------------------------------------------
Cash and cash equivalents at end of year                      $10,825            $ 4,959            $ 9,830
                                                             ------------------------------------------------
                                                             ------------------------------------------------
Supplemental disclosures of cash flow information---
     Cash paid during the year for---
          Interest                                            $18,305            $13,220            $ 8,663
          Income taxes                                          1,583             26,830              1,852
                                                             ------------------------------------------------
                                                             ------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                      Rykoff-Sexton, Inc.

                                          Common Stock
                                    -------------------------------
(DOLLARS IN THOUSANDS EXCEPT          Number of                          Additional          Treasury          Retained
PER SHARE DATA)                          Shares            Amount   Paid-in-capital             Stock          Earnings
- -------------------------------------------------------------------------------------------------------------------------

Balance, May 1, 1993                 11,591,545            $1,189           $91,327           $(4,620)          $78,808
   Net income                               ---               ---               ---               ---             5,918
   Stock options exercised               46,315                 5               681               ---               ---
   Treasury stock purchased                (400)              ---               ---                (1)              ---
                                    -------------------------------------------------------------------------------------
Balance, April 30, 1994              11,637,460             1,194            92,008            (4,621)           84,726
    Net income                              ---               ---               ---               ---            32,872
    Stock split                       2,909,039               298              (305)              ---               ---
    Cash dividend ($.03 per share)          ---               ---               ---               ---              (437)
    Stock options exercised              58,037                 6               804               ---               ---
    Treasury stock purchased             (6,937)              ---               ---                (5)              ---
                                    -------------------------------------------------------------------------------------
Balance, April 29, 1995              14,597,599             1,498            92,507            (4,626)          117,161
    Net loss                                ---               ---               ---               ---           (16,780)
    Contribution to employees'
      savings and profit sharing plan    19,802               ---               115               236               ---
    Cash dividend ($.06 per share)          ---               ---               ---               ---              (884)
    Stock options exercised             205,569                15             2,649               649               ---
    Treasury stock purchased             (5,723)              ---               (35)               (5)              ---
                                    -------------------------------------------------------------------------------------
Balance, April 27, 1996              14,817,247            $1,513           $95,236           $(3,746)          $99,497
                                    -------------------------------------------------------------------------------------
                                    -------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  Rykoff-Sexton, Inc.
April 27, 1996

NOTE ONE
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

EARNINGS PER SHARE Earnings per share of common stock have been computed based on the weighted average number of shares of common stock outstanding and dilutive common share equivalents. The shares used in such calculations were 14,940,744 in 1996, 14,729,606 in 1995 and 14,601,185 in 1994.

STOCK SPLIT In December 1994, the Board of Directors declared a 5-for-4 stock split payable January 24, 1995, to shareholders of record on December 21, 1994. Earnings per share, weighted average shares outstanding and stock option information included in the accompanying financial statements and related notes have been adjusted to reflect this stock split.

INVENTORIES Inventories are priced at the lower of cost (first-in, first-out) or market, and include the cost of purchased merchandise and, for manufactured goods, the cost of material, labor and factory overhead.

Inventories are summarized as follows:

(Dollars in thousands)            APRIL 27, 1996      APRIL 29, 1995
- ------------------------------------------------------------------------
Finished goods                       $145,899             $132,109
Raw materials                           6,906                6,013
                                   -------------------------------------
                                     $152,805             $138,122
                                   -------------------------------------

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

GOODWILL Excess of cost over assets acquired (Goodwill) is amortized on a straight-line basis over 40 years.

OTHER ASSETS Other assets are amortized on the straight-line or effective interest method over the following periods:
Noncompetition and consulting agreements              Term of agreement
Leasehold interests                                       Life of lease
Deferred finance costs                                     Life of debt
Software development costs                                      5 years

Accumulated amortization of other assets was $8,961,000 and $7,042,000 as of April 27, 1996 and April 29, 1995, respectively.

INCOME TAXES  Under "Statement of Financial Accounting Standards No. 109 (SFAS
109), Accounting for Income Taxes", a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. Deferred income taxes result from temporary differences in the recognition of revenue and expense items for tax and financial statement purposes. The measurement of deferred income tax assets is adjusted by a valuation reserve, if necessary, so that the net tax benefits are recognized only to the extent that they will be realized.

STATEMENT OF CASH FLOWS THe Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

CAPITALIZED INTEREST The Company capitalizes interest costs as part of the cost of major asset construction projects. Capitalized interest was $1,077,000 in 1996, $2,667,000 in 1995 and $66,000 in 1994.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CURRENT AND PENDING ACCOUNTING CHANGE In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." The Company is required to adopt this Statement no later than June 30, 1997. This Statement encourages companies to recognize expense for stock options at an estimated fair value based on an option pricing model. If expense is not recognized for stock options, pro forma footnote disclosure is required of what net income and earnings per share would have been under the Statement's approach of valuing and expensing stock options. Certain other new disclosures will be required. The Company will implement the provisions of this Statement in fiscal 1997 and its impact has not yet been evaluated.

RECLASSIFICATIONS The financial statements for prior years reflect certain reclassifications to conform with classifications adopted in the current year.

NOTE TWO
ACQUISITIONS

On February 21, 1995, the Company acquired substantially all of the assets of Continental Foods, Inc., a privately owned Maryland corporation. Continental is a regional, full-line institutional foodservice distributor.

For financial statement purposes the acquisition was accounted for as a purchase and, accordingly, Continental's results are included in the consolidated financial statements since the date of acquisition. The aggregate purchase price was approximately $27,000,000, which includes costs of acquisition. The aggregate purchase price, which was financed through available cash resources and issuance of a promissory note, has been allocated to the assets of the Company, based upon their respective fair market values. The excess of the purchase price over assets acquired (Goodwill) approximated $21,200,000 and is being amortized over forty years.

On November 1, 1995, the Company acquired substantially all of the assets of H&O Foods, Inc., a privately owned Nevada corporation. H&O is a regional, institutional distributor.

For financial statement purposes the acquisition was accounted for as a purchase and, accordingly, H&O's results are included in the consolidated financial statements since the date of acquisition. The aggregate purchase price was approximately $29,600,000, which includes the costs of acquisition. The aggregate consideration, which included the issuance of unsecured promissory notes totaling $24,831,000 and the Company's assumption of certain H&O liabilities, has been allocated to the assets of the Company, based upon their respective fair market values. The excess of the purchase price over assets acquired (Goodwill) approximated $18,400,000 and is being amortized over 40 years.

In connection with the acquisitions, liabilities were assumed as follows:

(Dollars in thousands)            Continental       H&O              Total
- ----------------------------------------------------------------------------
Fair value of assets acquired         $39,647     $39,948           $79,595
Unsecured note(s) issued at
   acquisition date                    (2,425)    (24,831)          (27,256)
Cash paid                             (24,836)     (4,737)          (29,573)
                                    ----------------------------------------
Liabilities assumed                   $12,386     $10,380           $22,766
                                    ----------------------------------------

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisitions of Continental and H&O had occurred as of the beginning of fiscal 1996 and 1995:

Pro Forma Years Ended                April 27, 1996           April 29, 1995
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
- -----------------------------------------------------------------------------
Net sales                                $1,856,353                $1,772,425
Net income (loss) from
   continuing operations                    (16,604)                   10,247
Net income (loss) per share
   from continuing operations            $    (1.11)               $      .69
                                   ------------------------------------------

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

NOTE THREE
SFAS 121 ACCOUNTING CHANGE

In the fourth quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121 - "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate an asset may not be recoverable, a company must estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is required to be recognized in an amount by which the asset's net book value exceeds its fair market value. For purposes of assessing impairment under this standard, assets are required to be grouped at the lowest level for which there are separately identifiable cash flows.

To comply with this new standard, the Company identified all long-lived assets where there has been, or there is expected to be, a change in use in the recent past or foreseeable future which could affect the recoverability of such long-lived assets. The Company recently relocated or closed certain of its distribution centers. If future undiscounted cash flows estimated to be derived from such assets indicated an impairment existed, the Company recognized an impairment loss for the amount by which the estimated net book values of the assets exceeded their estimated fair values. The fair values estimated by the Company were determined by using the present value of expected future cash flows and/or market evaluations by qualified real estate brokers in the related cities. The adoption of this accounting standard resulted in the Company recording a pre-tax charge of $29.7 million and is principally reflected as a reduction in the net carrying value of land, buildings and improvements.

NOTE FOUR
RESTRUCTURING COSTS

During 1993, the Company recorded a restructuring charge of $31 million or, on an after tax basis, $19.5 million or $1.34 per share. This charge was established to provide for a business reorganization which included facility closures, relocation and consolidation of distribution centers into more efficient facilities including severance costs, elimination of redundancies between the Company's two principal operating divisions, workforce reductions and write down of facilities to their estimated net realizable value.

In fiscal 1995 and fiscal 1996, the Company aggressively continued its plan to close and consolidate its underperforming distribution centers and sublease space in those centers with excess capacity. Additionally, severance and relocation costs were paid in connection with the consolidation, relocation and downsizing of distribution centers. These payments totaled $3.3 million in 1996. In October 1995, the Company concluded its restructuring plan and credited the remaining unutilized restructuring reserve of $6.4 million into income.

NOTE FIVE
LONG-TERM DEBT AND BORROWING ARRANGEMENTS

The long-term debt of the Company as of April 27, 1996 and April 29, 1995 is summarized as follows:

(Dollars in thousands)                           1996                1995
- -----------------------------------------------------------------------------
8 7/8% Senior Subordinated Notes due in 2003,
   net of unamortized discount of
   $843 in 1996 and $954 in 1995                $129,157           $129,046
Bank credit agreement                             94,000             14,000
Notes payable                                     24,572              2,425
Mortgage notes                                     1,060              1,103
Other                                                ---                151
                                                -----------------------------
Total debt                                       248,789            146,725
Less-current portion                             113,708                189
                                                -----------------------------
Long-term debt, less current portion            $135,081           $146,536
                                                -----------------------------
                                                -----------------------------

In November 1993, the Company issued $130 million principal amount of 8-7/8% Senior Subordinated Notes (the "8-7/8% Notes") due November 1, 2003 with interest payable semiannually commencing May 1, 1994. The 8-7/8% Notes were sold at a discount for an aggregate price of $128.9 million. Provisions of the 8-7/8% Notes include, without limitation, restrictions of liens, indebtedness, asset sales, and dividends and other restricted payments. The 8-7/8% Notes are redeemable at the option of the Company, in whole or in part, at 104.44% of their principal amount beginning November 1998, and thereafter at prices declining annually to 100% on and after November 2001. In addition, upon the occurrence of an event that constitutes a Change of Control (as defined in the indenture for such notes), each holder of the 8-7/8% Notes may require the Company to repurchase all or a portion of such holder's 8-7/8% Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of the repurchase. The 8-7/8% Notes are not subject to any sinking fund requirements.

In conjunction with the merger with US Foodservice Inc. on May 17, 1996 (see
Note 14), the Company entered into a new credit facility (New Credit Facility). The New Credit Facility provided $485 million of financing comprised of three term loan facilities, Tranche A, Tranche B and Tranche C ($335 million in aggregate) and a $150 million revolving credit facility. The term loans have the following principal amounts: $150 million for the Tranche A Term Loan, $125 million for the Tranche B Term Loan and $60 million for the Tranche C Term Loan. The amount available under the Revolver includes a letter of credit sublimit of $45 million. Under the New Credit Facility, substantially all of the Company's assets have been pledged and the notes bear interest based upon the bank's reference rate or the London Interbank Offered Rate, at the option of the Company. Furthermore, the Company has agreed to enter into interest rate protection agreements for a period of three years to insure that the weighted average interest rate on at least 50 percent of the new bank indebtedness, as defined, will not exceed 9 1/2%. The Tranche A Term Loan, Tranche B Term Loan, Tranche C Term Loan and the Revolver will mature on October 31, 2001, October 31, 2002, April 30, 2003 and October 31, 2001, respectively. Part of the proceeds were used to pay off the balance outstanding on the Company's bank credit agreement and other outstanding debt. Covenants and other restrictions contained in the New Credit Facility require the Company to meet certain financial tests and restrict its ability to borrow additional funds, make capital expenditures, dispose of assets and pay cash dividends.

As part of the aggregate purchase price of the acquisitions more fully described in Note 2, the Company issued unsecured promissory notes totaling $27,256,000. The promissory notes accrue interest at variable rates, require quarterly interest payments and mature on various dates through November 1997. Of these notes, $18,850,000 were paid off in the refinancing discussed above.

Scheduled aggregate annual payments of long-term debt as of May 17, 1996 are $8,627,000 for 1997, $21,452,000 for 1998, $26,552,000 for 1999, $36,557,000 for
2000, $46,563,000 for 2001 and $352,457,000 thereafter.

    Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, the fair value of debt is $243,783,000 as of April 27, 1996.

NOTE SIX
LEASE ARRANGEMENTS

The Company leases a substantial portion of its office and warehouse facilities under long-term operating leases. Rental expense under operating leases for 1996, 1995 and 1994 was $28,821,000, $23,714,000 and $19,578,000 respectively.
The approximate minimum future rentals are payable as follows:

Fiscal Year                                             (Dollars in thousands)
- ------------------------------------------------------------------------------
1997                                                                 $22,873
1998                                                                  19,503
1999                                                                  15,920
2000                                                                  13,594
2001                                                                  10,381
Thereafter                                                            32,902
                                                                    ---------
Total minimum lease payments                                        $115,173
                                                                    ---------

NOTE SEVEN
INCOME TAXES

In fiscal 1996, the Company had a net tax operating loss of approximately $16 million. For Federal income tax purposes, the loss may be carried back three years and will be fully utilized. For state income tax purposes, the loss must be carried forward and a valuation allowance of $569,000 has been recognized to offset the deferred tax asset. The SFAS 121 write-down recorded in fiscal 1996 (see Note 3) will become deductible when the related long-lived assets are sold. A valuation allowance of $891,000 has been recognized to offset the deferred tax asset.

Significant components of the Company's deferred tax assets and liabilities are as follows:

(Dollars in thousands)                 April 27, 1996      April 29, 1995
- -----------------------------------------------------------------------------
Deferred tax assets:

     SFAS 121 write-down                    $12,177             $     ---
     Restructuring charges                      ---                 7,434
     Accrued expenses on discontinued
        operations                            1,340                 3,366
     Self-insurance reserves                  2,533                 3,373
     Allowance for bad debts                  1,253                 1,532
     Accrued vacation pay                     1,150                 1,248
     Food bank contributions                    624                  (196)
     Other                                    3,657                 3,276
    Valuation allowance                      (1,460)                 (544)
                                          -----------------------------------
         Total deferred tax assets           21,274                19,489
                                          -----------------------------------

Deferred tax liabilities:

    Accelerated depreciation                 (6,785)              (11,875)
    Other                                    (2,398)                  ---
                                          -----------------------------------
         Total deferred tax liabilities      (9,183)              (11,875)
                                          -----------------------------------

Net deferred tax asset                      $12,091                $7,614
                                          -----------------------------------
                                          -----------------------------------

In fiscal 1996, the net deferred tax asset is comprised of $7,210,000 in prepaids and $4,881,000 in other assets. In fiscal 1995, the net deferred tax asset is comprised of $18,687,000 in prepaids and $11,073,000 in deferred income taxes.

The provision (benefit) for income taxes before extraordinary item consists of the following:


                                                                          1994
(Dollars in thousands)                      1996            1995     (Restated)
- -------------------------------------------------------------------------------
Current tax expense (benefit)---
    Federal                                 $(5,816)       $3,851      $1,595
    State                                       381         1,395         638
                                           ------------------------------------
                                             (5,435)        5,246       2,233

Deferred tax expense (benefit)---
     SFAS 121 write-down, net               (12,177)          ---         ---
     Restructuring charges, net               4,027         1,545       3,002
     Accelerated depreciation                  (346)         (259)        (79)
     Fringe benefits                            437          (334)     (1,107)
     Other, net                               2,455            52      (1,244)
                                           ------------------------------------
                                           $(11,039)       $6,250      $2,805
                                           ------------------------------------

The difference between the Federal income tax rate of 35% and the actual effective tax rate of 39.7% for fiscal 1996, 40.0% for fiscal 1995 and 40.5% for fiscal year 1994 is due to state taxes, net of the Federal tax benefit, and the effect of the valuation allowance discussed above.

NOTE EIGHT
STOCK OPTION PLANS

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

Stock appreciation rights (SARs), which may be issued in conjunction with the grant of options, permit the optionee to receive shares of stock, cash or a combination of shares and cash measured by the difference between the option price and the market value of the stock on the date of exercise. Upon exercise of an SAR, the option is canceled. As of April 27, 1996, there were 12,501 SARs outstanding.

Restricted stock grants for 49,600 shares were issued in 1996 under the 1995 Key Employees Stock Option and Compensation Plan (The "1995 Plan"), and grants for 6,250 shares and 53,094 shares in 1995 and 1994, respectively, were issued under the 1988 Plan. These shares vest either ratably over a four-year period, or in full four years from their respective grant dates. Deferred compensation equivalent to the difference between the market value at date of grant and the option price was credited to additional paid-in-capital and is being amortized to compensation expense over the vesting period. The amounts amortized in fiscal 1996, 1995 and 1994 were $436,000, $251,000 and $286,000, respectively.

In addition to the 1988 Plan, the Company's 1980 Stock Option Plan (the "1980 Plan") authorized awards of stock options and stock appreciation rights; options expire 10 years from the date of grant and no further grants may be made under the 1980 Plan. The Company also maintains the 1993 Director Stock Option Plan (the "1993 Director Plan") which authorizes the issuance of up to 125,000 shares of common stock. Under the 1993 Director Plan, each director who is not a full-time officer or employee of the Company will receive annually a non-qualified option to purchase 1,250 shares of common stock. Options under the 1993 Director Plan expire 10 years from the date of grant.

During fiscal 1996, 1995 and 1994, the price range of options exercised was $.80 to $19.76 per share and the price of restricted shares purchased was $1.00 per share during 1996 and $.80 per share in 1995 and 1994. As of April 27, 1996, the exercise price of options and grants outstanding under all the Company's stock option plans ranged from $.80 to $24.00. Changes in the number of shares available for use in stock options under all such stock option plans are summarized as follows:

                                          1996          1995             1994
- ------------------------------------------------------------------------------
Outstanding at beginning of year     1,137,497     1,281,237        1,112,259
Granted                                142,250       333,125          345,560
Exercised                             (133,000)      (50,537)         (57,894)
Canceled and SARs exercised            (33,572)     (426,328)        (118,688)
                                    ------------------------------------------
Outstanding at year end              1,113,175     1,137,497        1,281,237
                                    ------------------------------------------
Exercisable at end of year             704,553       649,759          509,626
                                    ------------------------------------------
Available for grant at end of year     214,514       347,806          319,504
                                    ------------------------------------------

NOTE NINE
PENSION AND PROFIT SHARING PLANS

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

Net pension expense for fiscal 1996, 1995 and 1994 are included in the following components:


                                                   1996       1995       1994
(Dollars in thousands)                                              (Restated)
- --------------------------------------------------------------------------------
Service cost---benefits earned during the period $3,489     $3,339     $3,965
Interest cost on projected benefit obligation     4,133      4,037      4,040
Actual return on plan assets                     (5,055)    (4,886)    (4,626)
Net amortization and deferral                      (149)       (71)       206
                                                -------------------------------
Net pension expense                              $2,418     $2,419     $3,585
                                                -------------------------------

The following table reconciles the pension plans' funded status to accrued expense as of April 27, 1996 and April 29, 1995.

                                                              1996       1995
(Dollars in thousands)                                              (Restated)
- --------------------------------------------------------------------------------
Market value of plan assets in equities and bonds          $61,886    $53,752
                                                           --------------------
Actuarial present value of accumulated benefits:
     Vested                                                 49,307     39,771
     Non-vested                                              3,235      1,837
Additional benefits based on estimated future salary levels  9,809      6,815
                                                           --------------------
Projected benefit obligation                                62,351     48,423
                                                           --------------------
Plan assets more (less) than projected benefit obligation     (465)     5,329
Unrecognized net obligation to be amortized over 10 years    3,497      1,571
Unrecognized net (gain) loss                                (9,659)   (11,137)
                                                           --------------------
Accrued pension liability                                  $(6,627)   $(4,237)
                                                           --------------------

The Company changed certain assumptions affecting the determination of its annual pension contribution and expense. The weighted average discount rate increased in 1996 from 8.25% to 8.5% and the rate of increase in future compensation levels decreased from 5% to 4% in 1996. The expected long-term rate of return on assets was 9.5 % in 1995 and 1996. Changes in the actuarial assumptions increased pre-tax earnings by $1,121,000 and $767,000 in 1996 and 1995, respectively.

For collectively bargained, multi-employer pension plans, contributions are made in accordance with negotiated labor contracts and generally are based on the number of hours worked. With the passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the "Act"), the Company may, under certain circumstances, become subject to liabilities in excess of contributions made under collective bargaining agreements. Generally, these liabilities are contingent upon the termination, withdrawal, or partial withdrawal from the plans. The Company has not taken any action to terminate, withdraw or partially
withdraw from these plans which would result in any material liability.   The
amount of accumulated benefits and net assets of such plans is not currently available to the Company. Total contributions charged to expense under all pension plans were $6,130,000, $5,786,000 and $5,325,000 for the fiscal years 1996, 1995 and 1994, respectively.

The Company maintains an employees' savings and profit sharing plan under
Section 401(k) of the Internal Revenue Code for employees meeting certain age and service requirements (the "Plan"). In fiscal 1994, the Plan was amended to provide for a discretionary matching contribution by the Company. The Company's contribution is determined based on established performance objectives and is made in common stock in an amount equal to twenty-five percent (25%) of the first four percent (4%) of the participant's deferral contributions made during the Plan year. In fiscal 1996, the Company contributed 19,802 shares out of its treasury to the Plan to cover the match amount for plan year 1995 of approximately $351,000.

The Company has Supplemental Executive Retirement Plans for certain executives, which provide enhanced retirement and disability benefits for these executives. Benefits generally are based upon final average pay and years of service and are reduced by benefits the executive is entitled to receive under the Company's qualified pension plan, certain retirement-type non-qualified deferred compensation and social security, and are subject to adjustment for early retirement and certain other events. The expense and liabilities associated with these plans are reflected in the net pension expense and accrued pension liability reconciliation shown in the above tables.

NOTE TEN
COMMITMENTS AND CONTINGENCIES

The Company has change in control agreements with various officers which provide, among other things, that if, within two years after a change in control (as defined), the Company terminates the employment of the officer, other than for death, disability, or cause, or with respect to the Chief Executive Officer, for any or no reason (other than death) or if the officer elects to terminate his employment for good reason (as defined), or with respect to the Chief Executive Officer, for any or no reason, the officer will receive 2.99 times the sum of the officer's base salary plus the amount that would otherwise be earned under any executive compensation plan.

The Company has severance agreements with various officers which provide, among other things, that if, within the three-year term of the agreements (with automatic one-year renewal unless either party gives advance notice to the contrary), the Company involuntarily terminates the officer, other than for death, disability or cause (as defined), or if the officer elects to terminate his employment after a reduction in base pay (other than a general reduction) or notice of the non-renewal of the agreement, the officer will receive certain termination benefits. Such termination benefits include salary and welfare benefit continuation for two years, bonus (based on actual performance results during the applicable performance period and calculated as though the officer had remained employed throughout such applicable performance period, but prorated to reflect the period of the officer's actual service), full vesting in any stock options and in each individual's Supplemental Executive Retirement Plan and crediting of benefits under the Company's Deferred Compensation Plan at a preferred rate. Any termination payments made to an officer under a severance agreement will be offset by any payments made under such officer's employment agreement or change in control agreement.

In October 1994, the Company sold all of the stock of Tone Brothers, Inc. ("Tone") to Burns Philp, Inc. ("Burns Philp"). The sale agreement provided for arbitration in the case of a dispute and on April 16, 1995, Burns Philp filed a notice of arbitration in which it claimed contract and fraud damages in excess of $57 million in connection with the purchase of Tone. In management's opinion, based on consultation with legal counsel, the sale agreement should limit any claims for breach of representations under the sale agreement to a maximum of $25 million.

After extensive investigation and discovery, the matter was presented to the arbitration tribunal in February 1996 and final argument was presented in April 1996. The matter has been fully briefed and is awaiting decision by the tribunal. While the Company believes it presented very significant factual and legal defenses to the claims, the outcome of this matter is currently uncertain; however, in management's opinion, based on consultation with legal counsel, the resolution of this matter will not have a material effect on the Company's consolidated financial position or its results of operations.

The Company or its subsidiary are defendants in a number of cases currently in litigation or have potential claims encountered in the normal course of business which are being vigorously defended. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

The Company utilizes standby letters of credit to satisfy worker's compensation self insurance security deposit requirements. These letters of credit are irrevocable and have one-year renewable terms. Outstanding standby letters of credit as of April 27, 1996 and April 29, 1995 were $17.1 million and $18.0 million, respectively. Additionally, the Company had outstanding irrevocable commercial letters of credit of $4.0 million and $3.8 million as of April 27, 1996 and April 29, 1995, respectively. These letters of credit, which are payable at sight, collateralize the Company's obligations to third parties for the purchase of inventory. The contract amounts of these letters of credit approximate their fair value.

NOTE 11
PREFERRED STOCK PURCHASE RIGHTS

Each outstanding share of common stock is accompanied by 0.64 preferred share purchase rights to purchase Series A Junior Participating Preferred Stock. As of April 27, 1996, there were 9,483,038 rights outstanding. Each right entitles the holder to purchase a unit consisting of one two-hundreth of a share of Series A Junior Participating Preferred Stock, $.10 par value, at $100 per unit subject to adjustment. The rights are not exercisable or transferable apart from the common stock until 10 days after a person or group, with certain exceptions, has acquired 15 percent or more, or makes a tender offer for 30 percent or more, of the Company's common stock. Each right will entitle the holder, under certain circumstances (a merger, acquisition of 15 percent or more of common stock of the Company by an acquiring entity, self-dealing transactions by an acquiring entity, or sale of 50 percent or more of the Company's assets or earning power), to acquire at half the value, either common stock of the Company, a combination of certain assets, or securities of the Company, or common stock of the acquiring entity. Any such event would also result in any rights owned beneficially by the acquiring entitiy or its affiliates to become null and void. The rights expire May 15, 2006 and are redeemable prior to the time an acquiring entity acquires 15 percent or more of the Company's common stock at one cent per right. At April 27, 1996, 125,000 shares of Series A Junior Participating Preferred Stock were authorized but unissued and were reserved for issuance upon exercise of the rights.

NOTE TWELVE
QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited results of operations by quarter for each of the two years in the period ended April 27, 1996 are summarized below:


(Dollars in thousands, except per share data)
1996                                                      First         Second          Third         Fourth
- ----------------------------------------------------------------------------------------------------------------
Net sales                                               $421,771       $440,545       $452,379       $474,783
Cost of sales                                            335,579        352,451        365,697        386,634
Net income (loss)                                          2,645          2,877            544        (22,846)
                                                  --------------------------------------------------------------
Earnings (loss) per share                               $    .18       $    .19       $    .04       $  (1.53)
                                                  --------------------------------------------------------------

1995                                                      First         Second          Third         Fourth
                                                       (Restated)
- ----------------------------------------------------------------------------------------------------------------

Net sales                                               $380,378       $392,748       $379,601       $416,292
Cost of sales                                            298,912        308,702        300,685        332,992
Income from continuing operations                          2,123          3,987            896          2,370
Income (loss) from discontinued operations                  (173)           310            ---            ---
Gain on disposal of discontinued operations                  ---         23,359            ---            ---
Net income                                                 1,950         27,656            896          2,370
                                                  --------------------------------------------------------------
Earnings per share from continuing operations           $    .15       $    .27       $    .06       $    .16
Earnings (loss) per share from discontinued
  operations                                                (.01)           .02            ---            ---
Earnings per share from gain on disposal of
  discontinued operations                                    ---           1.59            ---            ---
                                                  --------------------------------------------------------------
Earnings per share                                    $      .14      $    1.88     $      .06    $       .16
                                                  --------------------------------------------------------------

NOTE THIRTEEN
RESTATEMENT

As disclosed in Note 10, the Company disposed of its Tone subsidiary in October 1994. The accompanying prior year financial statements have been restated to exclude Tone's net assets and operating results from the Company's continuing operations.

NOTE FOURTEEN
SUBSEQUENT EVENT

On May 17, 1996, the Company consummated its previously announced agreement to merge with US Foodservice Inc. ("US Foodservice"), a privately held broadline foodservice distribution company. As part of the merger agreement, US Foodservice stockholders received 1.457 shares of Rykoff-Sexton common stock for each outstanding share of Class A and Class B common stock of US Foodservice, resulting in the issuance of 12.9 million Rykoff-Sexton common shares. Options and warrants to acquire approximately one million shares of US Foodservice common stock were converted into options and warrants to acquire Rykoff-Sexton common stock on the same basis. In addition, all outstanding shares of US Foodservice $15 cumulative redeemable exchangeable preferred stock were purchased by Rykoff-Sexton for $26.6 million.

In connection with the merger, Rykoff-Sexton entered into a new bank credit facility with a syndicate of financial institutions providing for loans and other credit facilities equal to $485 million. Rykoff-Sexton also entered into an accounts receivable securitization facility with two banks totaling an additional $110 million. Under this program, the Company will sell certain of its trade accounts receivable on an ongoing basis. The Company also assumed an existing $90 million accounts receivable securitization facility already in place at US Foodservice. The initial net proceeds of the new credit facility and the receivables securitization were used to refinance existing bank debt and certain other indebtedness of Rykoff-Sexton, refinance substantially all of US Foodservice's outstanding debt, repurchase US Foodservice preferred stock, provide initial financing for Rykoff-Sexton's ongoing working capital needs and pay related fees and expenses.

In connection with the US Foodservice merger consummated on May 17, 1996, the Company announced that it will change its fiscal year to the Saturday closest to June 30 from the Saturday closest to April 30. The Company will record one-time charges ranging from $60 to $70 million in the two month period prior to the start of the Company's newly adopted fiscal year. These charges are primarily attributable to closures of duplicate facilities, consolidation and realignment of inventory, severance and other related exit costs.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Rykoff-Sexton, Inc.:

We have audited the accompanying consolidated balance sheets of Rykoff-Sexton, Inc. (a Delaware corporation) and its subsidiary as of April 27, 1996 and April 29, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ending April 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rykoff-Sexton, Inc. and its subsidiary as of April 27, 1996 and April 29, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 27, 1996, in conformity with generally accepted accounting principles.

   As discussed in Note 3 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in fiscal 1996.

ARTHUR ANDERSEN LLP

Chicago, Illinois
June 7, 1996